UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

December 28, 2006 (December 22, 2006)
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 22, 2006, Green Mountain Power Corporation (the "Company") issued a press release announcing an order issued by the Vermont Public Service Board (the "VPSB") on December 22, 2006, approving a 9.09 percent rate increase, effective January 1, 2007, and an alternative regulation plan for the Company. The VPSB order approved the Memorandum of Understanding between the Company and the Vermont Department of Public Service (the "Department") dated August 22, 2006. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference. A copy of the VPSB order is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

Exhibit	Description
99.1	Press release, dated December 22, 2006, announcing approval of a 9.09 percent rate increase and an alternative regulation plan.
99.2	Vermont Public Service Board Order, dated December 22, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: December 28, 2006

By: /s/ Dawn D. Bugbee

Name: Dawn D. Bugbee

Title: Vice President and Chief Financial Officer

(principal accounting officer)

Exhibit Index

Exhibit	Description
99.1	Press release, dated December 22, 2006, announcing approval of a 9.09 percent rate increase and an alternative regulatory plan.
99.2	Vermont Public Service Board Order, dated December 22, 2006.

Exhibit 99.1

GREEN MOUNTAIN POWER
9.09 PERCENT RATE INCREASE APPROVED

COLCHESTER, VT...Green Mountain Power (NYSE:GMP) received on Friday approval from the Vermont Public Service Board to increase its rates by 9.09 percent for electricity used beginning January 1, 2007. The Board also approved a plan to establish a new regulatory framework for the Company, as encouraged last year by the Legislature. The Company and the Vermont Department of Public Service earlier this year reached a settlement agreement on both the rate increase and the alternative regulation plan.

"This rate increase is driven by rising wholesale power and transmission costs," said Green Mountain Power president and chief executive officer Christopher L. Dutton. "Fortunately, through our continued efforts to become more effective, we've been able to hold our other costs flat overall."

Green Mountain Power rates rose less than three percent between January 2001 and the present increase, reflecting the success of our operational efforts and the price stability offered by Green Mountain Power's long-term contracts with the Vermont Yankee nuclear plant and with Hydro Quebec.

Rising energy costs are driving up rates for other utilities in Vermont, New England and across the country. In Vermont, rate hikes approved in the last year ranged from four percent to 23 percent. In New England, rate hikes pending or approved in the last year were as high as 52 percent.

The average bill for a Green Mountain Power residential customer using 500 kilowatthours a month will increase by $6.19 per month, from $68.03 to $74.22.

The new regulatory framework approved by the Vermont Public Service Board this week streamlines the regulatory process and creates incentives for the Company to become even more efficient. The Board retains all authority to review Company costs and set rates, but it can do so on a more regular basis.

"This new regulatory framework creates some immediate benefits for our customers, in that this rate increase is slightly lower than it would have been without the efficiency savings built into this plan. We believe that as we move forward, the streamlined cost recovery and efficiency incentives built into the plan will help us control costs and serve our customers even better," said Mr. Dutton.

Green Mountain Power is the first electric utility in the state to file a plan under this statute, which established a public policy goal of separating the financial success of a utility from increased electricity sales, thereby removing potential barriers to energy conservation.

Exhibit 99.2

STATE OF VERMONT
PUBLIC SERVICE BOARD
Docket No. 7175

Tariff filing of Green Mountain Power Corporation requesting an 11.95% increase in its rates, effective May 29, 2006	)))	Hearings at Montpelier, Vermont September 26-27, 2006

Docket No. 7176

Petition of Green Mountain Power Corporation for approval of an alternative-regulation plan	))

Order entered: 12/22/2006

Present: James Volz, Chairman
           David C. Coen, Board Member
           John D. Burke, Board Member

Appearances: Donald J. Rendall, Jr., Esq.
                  for Green Mountain Power Corporation

               Peter H. Zamore, Esq.
               Benjamin Marks, Esq.
               Sheehey Furlong & Behm P.C.
                  for Green Mountain Power Corporation

               Leslie A. Cadwell, Esq.
               James Porter, Esq.
                  for Vermont Department of Public Service

               Leonard H. Singer, Esq.
               James S. King, Esq.
               Couch White, LLP
                  for International Business Machines Corporation

               James A. Dumont, Esq.
                  for AARP

               Sandra Levine, Esq.
                  for Conservation Law Foundation

               Frank Fontana, Esq.
                  for International Business Machines Corporation

I   Introduction

In this Order, the Vermont Public Service Board ("Board") approves a Memorandum of Understanding ("MOU") between Green Mountain Power Corporation ("GMP" or the "Company") and the Department of Public Service ("Department") in which

these parties agreed to a 9.09 percent rate increase for GMP ($20.043 million above the existing rates), effective for service-rendered on or after January 1, 2007. GMP originally requested an increase of 11.95 percent, but in the MOU agreed with the Department that the 9.09 percent rate increase would result in just and reasonable rates, assuming the Board simultaneously approved an alternative regulation plan (the "Plan") for GMP.[1]

We also approve an alternative regulation plan for GMP that will govern the Company for the next three years. The Plan will, in many ways, strengthen the connection between GMP's costs and its rates. It will permit annual rate adjustments to reflect changes in operating costs. In addition, the Plan provides for regular (quarterly) rate adjustments to flow through to ratepayers increases or decreases in power costs (which make up the majority of GMP's total costs). This has the effect of shifting risk associated with varying power costs to ratepayers; in recognition of this risk shift, the Plan provides a lower return on equity ("ROE"). Through this framework, and other provisions, the Plan will enable GMP to continue to have a reasonable opportunity to recover its operating costs and earn a fair return on equity. Like the rate increase, the specific elements of the Plan are based upon the MOU between the Department and GMP.

International Business Machines Corporation ("IBM") opposes both the magnitude of the rate increase and approval of the alternative regulation plan. The Conservation Law Foundation ("CLF") also argues that the Plan is not consistent with the statutory requirements for such plans in 30 V.S.A. § 218d.

We have considered these objections and are persuaded that we should approve the MOU. The evidence indicates that the rate increase of 9.09 percent will result in rates that are just and reasonable. No party has presented convincing evidence that would support a lower rate increase.

We also find that, on balance, approval of the alternative regulation plan is in the best interest of both GMP and its ratepayers. The Plan provides clear benefits to GMP. It will improve the Company's financial position by allowing more rapid pass through of cost changes, particularly power costs that can vary significantly due to changes in the wholesale market. This improvement will help GMP obtain capital at more favorable rates than it could otherwise.

The enhanced financial posture and lower capital costs will, in turn, help GMP as it begins to negotiate replacements for the two major long-term contracts for power from the Vermont Yankee Nuclear Power Station ("Vermont Yankee") and Hydro-Quebec that expire in 2012 and 2015, respectively.

The Plan also should benefit ratepayers over its term. The direct benefits include a lower return on equity (which reduces rate increases) and the possibility that rates can be further reduced by the earnings-sharing provisions of the Plan if GMP can reduce costs and operate more efficiently, thereby improving its earnings. Moreover, customers are likely to derive indirect benefits as a result of these incentives for GMP to provide least-cost energy service to its customers. Specifically, any cost savings that result from GMP's efforts to improve its earnings will eventually be passed on to ratepayers through the mandatory adjustments in the Plan. The mechanisms that allow GMP to flow-through power costs more quickly may also benefit ratepayers as they reduce GMP's need to enter into hedging arrangements that would normally be charged to ratepayers. Finally, to the extent that GMP's improved financial position helps it obtain favorably-priced, long-term power arrangements, ratepayers will, over time, benefit from any power cost savings that result.

Significantly, the Board, the Department, consumer groups, ratepayers, and other interested persons will continue to have an opportunity to evaluate the reasonableness of the various rate adjustments and the Board can open investigations if these changes may not be warranted. We also expect to carefully review the allocation of risks and benefits over the next three years to provide a sound basis for evaluating changes in the future. It is essential that the Plan result in a fair distribution of those risks and benefits. In particular, we are concerned that the Plan shifts risks from GMP's shareholders to Vermont ratepayers. No party presented evidence that permits us to accurately quantify the magnitude of this reallocation of risks. This is also the first alternative regulation plan for an electric utility in Vermont, so we do not have the benefit of direct experience. Due to this uncertainty, it is not clear that the reduction of GMP's ROE by 50 basis points fully compensates ratepayers for the changes in risk. The Department and GMP have persuaded us that GMP's improved financial status will provide long-term financial benefits to ratepayers that are not directly quantifiable and are likely to outweigh any change to the risk allocation. In addition, we expect that the incentives inherent in the Plan will encourage efficient operation of GMP and promote the state's energy goals.

Because of these expectations, we find the overall balance of risks and rewards fair. We do intend to continue to evaluate this issue as we monitor the Plan.

II   Procedural History

On April 18, 2006, GMP filed a petition and revised tariffs with the Board, accompanied by cost of service schedules, requesting an 11.95% increase in its retail rates, effective on a service-rendered basis commencing May 29, 2006 (Tariff Filing No. 7628).[2] GMP asserted that the proposed rate increase will produce approximately $25 million in additional annual revenues. The Company cites rising power and transmission costs as the primary need for the rate increase. At the same time, GMP filed a petition requesting approval of an alternative regulation plan pursuant to 30 V.S.A. § 218d.

On May 12, 2006, the Department, pursuant to 30 V.S.A. § 225, informed the Board that it had reviewed the tariff filing and recommended that it be suspended and investigated. The Board issued an Order on May 22, 2006, suspending the rate filing under Section 226, opening an investigation and scheduling a prehearing conference.[3] On the same date, the Board also scheduled a prehearing conference to consider the proposed alternative regulation plan.

The Board convened a prehearing conference on June 2, 2006. Subsequently, the Board granted intervention on a permissive basis to IBM, AARP and CLF. The Board adopted a schedule for this proceeding at that time.[4] The Board also approved a Protective Agreement between the Company and the Department on June 8, 2006.

The Board convened an informal workshop on June 27, 2006. At that time, the Company explained its proposed Plan. After the discussions in the workshop and later discussions with parties,

GMP filed revisions to the proposed Plan on July 21, 2006.

The Board also held a public hearing using Vermont Interactive Television on July 12, 2006. Two members of the public expressed comments.

The Company and the Department entered into a Memorandum of Understanding ("MOU") dated August 22, 2006, providing for a revised rate increase, a revised alternative regulation plan, and other Company obligations relating to the Plan. On the same date, the Company filed the Plan, the MOU, and supplemental testimony and the Department filed testimony in support of the MOU. The Company filed rebuttal testimony on September 1, 2006, and CLF, AARP and IBM filed surrebuttal testimony on September 15, 2006.

On September 19, 2006, GMP filed a motion to accord confidential treatment to certain information during the evidentiary hearings, which the Board granted during the first day of hearings.

The Board held evidentiary hearings in Montpelier on September 26 and 27, 2006, to consider both the proposed rate increase and the alternative regulation plan. The Board also heard testimony regarding proposed revisions to the Company's Service Quality & Reliability Plan ("SQRP"); GMP filed the revised SQRP on September 28, 2006, requesting that the Board approve it.[5]

On September 29, 2006, GMP filed a Settlement Agreement between the Company and AARP, which included a pilot program that will alter GMP's disconnection policies for low-income customers. AARP agreed to withdraw its testimony and not oppose the MOU between the Department and GMP. In its letter, the Company requested Board approval of the AARP Settlement Agreement. On October 18, 2006, the Board approved the AARP Settlement Agreement.

III   Positions of the Parties

GMP

GMP argues that the Board should approve the MOU, with an attendant rate increase of 9.09% if the Plan is approved and 9.58% if the Plan is not approved. Also consistent with the MOU, the Company and the DPS support an allowed ROE of 10.25% if the Plan is approved and 10.75% if the Plan is not approved. GMP contends that rate increase it proposes is justified as demonstrated by its cost of service filing, as amended and adjusted following negotiations with the Department.

GMP also requests that the Board approve the Plan. GMP maintains that the Plan presents opportunities to improve traditional ratemaking and lower costs to consumers. GMP asserts that traditional ratemaking produces numerous costs for consumers, including rate case expenses, lag between cost changes and rate changes, and increased uncertainty that may raise the utility's cost of capital. GMP submits that the Plan eliminates most of these costs and the uncertainty, which will benefit ratepayers. In addition, GMP argues that the Plan will reduce customer costs in other ways, including lower cost of capital, incentives to the Company to reduce costs, a cap on earnings, and GMP's absorption of certain cost changes. Finally, GMP contends that the Plan will improve GMP's financial stability and improve the Company's access to capital.

Department

The Department recommends that the Board approve the MOU "because it provides for just and reasonable rates under traditional regulation and establishes a non-traditional rate regulation plan that complies with § 218d."[6] The Department also contends that the revenue requirement is based upon a reasonable ROE, which is within the range of the record evidence. The Department argues that the Plan is important to allow GMP to maintain access to low cost capital over the next several years, while simultaneously keeping rates at reasonable levels.

IBM

IBM contends that the rate increase set out in the MOU is excessive. IBM asserts that we should reduce the amount of the increase to reflect a lower ROE (9.5% if the Plan is approved and 10% otherwise). It also argues that power costs should be reduced to reflect the elimination of (1) 50% of the incremental replacement power costs GMP has incurred as a result of Hydro-Québec's option under the 9701 contract, (2) any costs associated with rate year balancing transactions with ISO-New England ("ISO-NE"), (3) the proposed annual accrual of $315,000 to fund Vermont Yankee unscheduled outage replacement power costs, and (4) certain costs associated with GMP's replacement power contract with Morgan Stanley.

IBM further maintains that the Plan is not in the public interest and should be rejected or significantly modified. According to IBM, the Plan will increase rate volatility, reduce utility incentives to manage costs, unfairly allocates risk, and may lead to rates that are not just and reasonable. IBM also avers that the Plan does not provide accurate price signals to customers, largely because the adjustment to rates based upon changing power costs actually is allowing recovery for past costs rather than charging customers rates that reflect prevailing market conditions. If the Board elects to approve the Plan, IBM asserts that the Board should modify the Earnings Sharing Adjustor calculation so that GMP may not recover certain energy-related power costs that are specifically excluded from the Power Adjustor.

AARP

AARP reached a settlement with GMP that these parties filed on September 29, 2006. The Board approved the settlement by Order dated October 18, 2006. AARP took no position on the remaining issues.

CLF

CLF states that it strongly supports the use of alternative regulation within Vermont because it offers the opportunity "to better align good decision making with the ability to earn a profit."[7] Nonetheless, CLF argues that the proposed Plan does not promote the public good, offer incentives for innovation, improved performance, and least-cost provision of energy services, nor provide rates that are just and reasonable. As a result, CLF asserts that the Plan does not establish a "reasonably balanced system of risks and rewards that encourages the company to operate as efficiently as possible" as required by Section 218d(a)(7). CLF recommends that the Board not approve GMP's plan, but instead allow GMP to submit a revised plan within 60 days that addresses the deficiencies CLF identifies.

IV   GMP's Rate Request

A. Findings

1.   Under the MOU, the Company and the Department agreed that a 9.09% rate increase effective for service-rendered January 1, 2007, is appropriate if the Plan is approved, and that a 9.58% increase is appropriate if the Plan is not approved. The MOU further provides that if the Plan is approved after January 1, 2007, the 9.58% increase would become effective on January 1, 2007, to be reduced to 9.09% effective on a bills-rendered basis on the first billing cycle of the month following the date on which the Plan becomes effective pursuant to 30 V.S.A. § 218d(g); exh. GMP-AJK-3 at 5.

2.   The cost-of-service analysis is based on a 2005 test year. The adjusted test year (rate year) is 2007. Exh. GMP-AJK-6 at 1-2; exh. GMP-AJK-7 at 1-2, Kvedar pf. at 6.

3.   The 9.09% rate increase reflects a revenue requirement of $228,265,000, based on operating expenses of $237,413,000, a 10.25% ROE, and a $227,513,000 rate base. Based on test year revenues of $209,241,000, the resulting revenue deficiency is $19,024,000. Exh. GMP-AJK-6 at 1-4.

4.   The 9.58% rate increase reflects a revenue requirement of $229,284,000, based on operating expenses of $237,832,000, a 10.75% ROE, and a $227,513,000 rate base. Based on the same year revenues, the resulting revenue deficiency is $20,043,000.[8] Exh. GMP-AJK-7 at 1-4.

5.   The difference in the revenue deficiency between the 9.58% rate increase and the 11.95% increase reflected in the Company's April 14 Petition is as follows:

April 14 revenue deficiency	$24,639,000
Department power cost adjustments	(2,928,000)
Department fuel savings adjustment	(101,000)
Vermont Yankee reserve	315,000
Adjusted return on equity	(1,121,900)

50% of remaining Department adjustments	(760,500)
Total adjustment	(4,596,400)
MOU revenue deficiency	$20,042,600

The revenue deficiency associated with the 9.09% rate increase is identical, except that the deficiency is reduced by $2,141,000 when based on a 10.25% ROE. Kvedar supp. pf. at 3.

6.   The 9.58% revenue increase in the absence of a Plan and 9.09% revenue increase under a Plan would result in just and reasonable rates. Behrns pf. at 12; Kvedar supp. pf. at 2; exh. GMP-AJK-3 at 5; findings 1-18.

1. Return on Equity

7.   GMP recommended a return on equity in the range of 10.7-11.5% (if the Plan is not adopted). This is based on the discounted cash flow ("DCF"), Capital Asset Pricing Model ("CAPM") and alternative risk premium ("Risk Premium") approaches incorporating information through August 11, 2006, as well as the incorporation of a .55% small size premium. Hevert reb. pf. at 47; Hevert supp. pf. at 2-3.

8.   Without a small size premium, GMP's range of ROE's is between 10.15%-10.95%. Hevert reb. pf. at 46.

9.   IBM presented testimony indicating that the appropriate ROE is within the range of 9.5-10.4%. Gorman pf. at 20.

10.   The effect of adopting the Plan would be a reduction in the ROE of between 36 basis points to 152 basis points, with a mean of roughly 90 basis points. Hevert supp. pf. at 4.

11.   The 50 basis point reduction supported by the MOU if the Plan is adopted is within this range. Hevert supp. pf. at 5.

12.   The proposed 10.75% ROE (if the Plan is not approved) is within the range of 10.15 to 10.95% range supported by the Company, based on DCF, CAPM and risk premium approaches. Hevert supp. pf. at 2-3; Hevert reb. pf. at 46.

13.   Similarly, a fifty basis point ROE reduction if the Plan is adopted is within the range of appropriate adjustments to ROE. Hevert supp. pf. at 4-5.

2. The 9701 Contract

14.   Under the 9701 contract, the Company granted Hydro-Québec the option to recall specified annual amounts of the power sold under the Vermont Joint Owners Agreement at a specified price, in exchange for a one-time payment of $8 million. Gorman pf. at 29.

15.   The cost to cover Hydro-Québec's exercise of the option is required to meet the Company's obligation to supply power under the 9701 contract. Tr. 9/26/06 at 146 (Brown).

3. Balancing Transactions

16.   GMP purchases additional energy from the ISO-NE power pool during periods of higher than anticipated demand. Brown pf. at 5.

17.   During periods of lower demand, GMP resells this energy to the power pool. *Id.*

18.   For 2007, GMP projects that its ISO-NE purchases will result in a net loss of approximately $2.04 million. Brown reb. pf. at 2-3; tr. 9/26/06 at 148-49 (Brown).

4. Insurance for Unplanned Outage at Vermont Yankee

19.   GMP purchases insurance against the possibility of increased costs to the Company arising from unplanned outages at Vermont Yankee. The cost of this insurance is $810,000. Gorman pf. at 35.

20.   The Company proposes to include an annual $315,000 in its cost-of-service as a reserve to be used to pay costs associated with an unscheduled Vermont Yankee outage not covered by the Company's outage insurance. Griffin supp. pf. at 1.

21.   Assuming it is not used due to outages at Vermont Yankee, the reserve will grow over time, which would permit the outage insurance deductible to be increased each year, thereby benefitting customers by reducing the cost of insurance premiums. Griffin supp. pf. at 2-3; tr. 9/26/06 at 122 (Griffin).

22.   The reserve would also benefit customers because it would be deducted from rate base. Griffin supp. pf. at 1.

23.   The Vermont Yankee outage reserve is a reasonable appropriate supplement to outage insurance that benefits customers. Griffin supp. pf. at 1-3; findings 19-22.

B. Discussion

IBM maintains that the cost-of-service supported by the MOU should be reduced to reflect five adjustments: (1) an ROE no higher than 9.5 percent under an alternative regulation Plan; (2) disallowance of half of the replacement power costs associated with the Hydro-Quebec 9701 contract; (3) reduction of Morgan Stanley replacement power costs; (4) elimination of any "balancing transaction" amounts; and (5) elimination of the Vermont Yankee Nuclear Power Station ("Vermont Yankee") outage reserve.

We have examined the MOU and the objections that IBM has raised to certain elements of the MOU. We find that overall, the MOU will produce just and reasonable rates and thus is in the public interest. The MOU, while still requiring a large increase in rates, reflects a reduction in the revenue deficiency that the Company sought to recover from ratepayers.

1. Return on Equity

Neither the law nor regulatory precepts prescribe a specific methodology for setting the appropriate return on equity. Instead, the Board has substantial discretion to weigh factors so as to achieve the overarching goal of authorizing a return on equity that is fair and reasonable to all stakeholders. The critical element is the reasonableness of the result, not necessarily the methodology used to achieve it.[9] The basic standard is well-established:

> A public utility is entitled to such rates as will permit it to earn a return on the value of the property which it employs for the convenience of the public equal to that generally being made at the same time and in the same general part of the country on investments in other business undertakings which are attended by corresponding risks and uncertainties; but it has no constitutional right to profits such as are realized or anticipated in highly profitable enterprises or speculative ventures. The return should be reasonably sufficient to assure confidence in the financial soundness of the utility and should be adequate, under efficient and economical management, to maintain and support its credit and enable it to raise the money necessary for the proper discharge of its public duties.[10]

These principles are reflected in the statutes governing the Board's decisions, and have been endorsed repeatedly by the Vermont Supreme Court.

In this proceeding, GMP and the Department have agreed to an ROE of 10.75%, which would be reduced by 50 basis points (to 10.25%) if the Board approves the Plan. This reduction in the ROE reflects the fact that the Plan transfers substantial risk from the Company to its ratepayers. GMP also presented evidence that the appropriate range of ROE should be from 10.70 to 11.50 percent if a small company premium is included or from 10.15 to 10.95 percent without the premium. By comparison, IBM recommends an ROE of 9.9 percent. Its testimony shows a range of 9.5 to 10.4 percent for the ROE.

The analyses presented by both parties use three models. These are the discounted cash flow ("DCF"), risk premium, and the capital asset pricing model ("CAPM") approaches. The parties differ, however, on certain of the inputs to these models. For example, IBM disputes the selection of some of the companies GMP uses as a proxy group (in particular Northeast Utilities ("NU"), arguing that it is undergoing a strategic transformation);[11] the inputs to the Company's risk premium analysis (dividend history and growth rates, expected market returns, stock price performance, use of companies' beta to measure risk, and the effect of interest rates); and the proposed "small company premium" of 55 basis points. For its part, GMP contests the dividend growth rate that IBM uses in its analysis.

We find that a reasonable range for setting the ROE would be between 10.00 and 10.95 percent. In reaching this conclusion, we have considered the various analyses presented by GMP and IBM and the criticisms each has leveled at the other's studies. The two most significant disagreements arise on the appropriateness of including NU in the proxy groups and the addition of a small company premium. On the first issue, IBM has not shown that the inclusion of NU is unreasonable. While NU may be undergoing a transformation, the evidence shows that Value Line recently stated that it expected NU to focus on regulated operations and that unregulated operations should be minimal.[12] Thus, we see no reason to exclude it.

However, we also find that GMP has not demonstrated the reasonableness of including a premium to account for the small size of GMP relative to other companies. GMP has not shown that it has greater risk than other companies in its proxy group.[13] In fact, GMP's risk profile, earnings growth, and current favorable access to capital all appear contrary to the Company's justification for a 55 basis points premium.

The MOU's proposed ROE of 10.75 percent thus lies within the range that we find to be reasonable, albeit at the high end of that range. In the context of the settlement agreement, we will accept this higher ROE. In so doing, we rely heavily on the Department's agreement to the ROE. We note that when the changes in the interest rates are considered, the proposed 10.75 rate is also consistent with the ROE that we granted GMP in the last investigation of the Company's rates — Docket 6867.

The remaining question is the appropriate adjustment to the ROE to reflect approval of an alternative regulation plan. There is no question that GMP will shed substantial risk, which will now be passed on to ratepayers. For example, under the Plan (as we describe below), GMP will pass through power costs and will regularly adjust base rates to reflect changes in operating costs. GMP presented evidence that an appropriate shift in risk ranged from 36 to 152 ROE basis points.[14] The Company originally recommended an adjustment of 90 basis points, which was approximately the mid-point of this range. GMP and the Department now recommend a smaller, 50-basis-point adjustment. IBM, by comparison, asks that we continue to include the larger adjustment originally proposed by GMP.[15]

In this Order, we accept the 50-basis point adjustment. We reach this conclusion largely in reliance upon the Department's and GMP's agreement reflected in the MOU and the fact that IBM did not present convincing evidence that it was incorrect. As we discuss below, however, in our consideration of whether the Plan fairly allocates risks and rewards, we are concerned that the selection an ROE adjustment at the lower end of the range, coupled with the other elements of the Plan, may provide GMP greater benefits than those received by customers. At this time, we find the allocation to be reasonable, but we will examine this issue closely if GMP asks to renew the Plan later.

2. The 9701 Contract

In 1996, GMP entered into a contract with Hydro-Quebec under which GMP received $8 million.[16] In exchange, Hydro-Quebec received the right to recall certain amounts of power sold under the contract with the Vermont Joint Owners. As a result of these call-backs, GMP has incurred additional power costs necessary to purchase replacement power to serve the load that would otherwise be served by the recalled power. GMP's cost-of-service includes these additional replacement power costs.

IBM proposes that GMP's cost of service should be reduced to reflect a disallowance of one-half of these costs in the adjusted test year ($2.418 million). IBM asserts that the 9701 contract was not entered into to procure power and erodes the value of Hydro-Québec capacity and therefore it is unreasonable to ask customers to pay the full economic losses.[17]

The appropriate regulatory treatment of the 9701 contract has been raised before the Board twice previously. First, in Docket 5983, the Board examined the question of whether to amortize the $8 million that GMP received over the remaining life of the Hydro-Quebec Contract. At that time, no party, including IBM, raised concerns about whether the 9701 Contract was prudent, so we did not address the issue.[18] However, we found that the contract was expected to yield savings of $2.3 million net present value over the life of the contract.[19] We also expressed concern that the arrangement was driven largely by short-term financial considerations, and therefore stated that similar arrangements in the future were unlikely to be viewed with favor.[20]

In Docket 6107, IBM proposed to disallow 9701 costs based on a claim of imprudence, but the Board chose not to make a prudence determination or otherwise disallow 9701-related costs because they would not have any impact on the rates set by the Public Service Board.[21] We also observed that:

> Although we do not rule on this proposed cost of service adjustment, we wish to note our skepticism about IBM's contention that it was imprudent for GMP to enter the 9701 agreement. The record does not demonstrate that any other New England utility or indeed other commentator foresaw the extent and degree of volatility that has developed in New England wholesale power markets. Absent that volatility, the 9701 agreement would not have had its adverse effects.[22]

No party, including IBM has presented any analysis or review that would call into question GMP's prudence in entering into the 9701 arrangement. Similarly, IBM has not presented any evidence to demonstrate that we should disallow the replacement power costs arising from the 9701 agreement because they were not used-and-useful.[23] Absent such information, we see no reason to alter the decision we reached in Docket 6107, or to substantively evaluate the questions of the prudence and used-and-usefulness of these costs. Accordingly, we do not require an adjustment to the Company's cost-of-service due to replacement power costs incurred because of the 9701 contract.

3. Balancing Transactions

GMP engages in both purchases and sales from the regional wholesale power market. In its cost-of-service, GMP included a cost of $2.04 million to reflect the net purchases.[24] IBM claims that there should be no allowance for balancing transactions in the cost of service, because the net cost of balancing transactions in 2005 was minimal.[25]

We do not accept IBM's proposed cost-of-service adjustment. We find that the Company appropriately recalculated Mr. Gorman's conclusion based on a corrected average 2005 sales price, which equates to an allowance of roughly $2 million for the 2007 rate year. Although the Company initially proposed an allowance of roughly $4 million, this amount was adjusted downward by $2 million in the MOU to equal the amount recalculated by Mr. Brown. As a result, IBM's proposed adjustment is rejected.

4. Morgan Stanley Contract Replacement

IBM argues for a reduction of $436,714 to reflect changes to the Company's replacement power cost contract with Morgan Stanley.[26] The Company asserts that, under the MOU, GMP agreed to reduce the power cost component of its cost-of-service. These reductions to power costs, says GMP, are greater than the adjustment proposed by IBM.

We agree that the total reduction to power costs under the MOU are greater than the amount of IBM's proposed disallowance.[27] Specifically, the MOU parties agreed to reduce power costs by $2.9 million. But, by its terms, the MOU would not take effect unless approved in whole. Thus, if we were to adopt IBM's adjustment, the evidence now in the record would not support the power cost reduction in the MOU. Moreover, IBM has not shown that the Morgan Stanley contract adjustment is not already incorporated into the DPS adjustment. Accordingly, we find that ratepayers derive greater benefits from the $2.9 million power cost adjustment in the MOU and we reject IBM's proposed reduction.

5. Vermont Yankee Outage Insurance

GMP pays $810,000 annually for insurance against the additional replacement power costs that would arise due to an outage at Vermont Yankee.[28] The Company proposes to include an annual $315,000 allowance in its cost-of-service as a reserve to be used to pay costs associated with an unscheduled Vermont Yankee outage not covered by the Company's outage insurance.[29] This reserve would be deducted from rate base. Thus, GMP asserts that it would provide an additional benefit to ratepayers. The Company also maintains that the reserve would permit the outage insurance deductible to be increased each year, thereby benefiting customers by reducing the cost of insurance premiums. IBM argues that the allowance for the Vermont Yankee outage insurance reserve should be rejected because it is redundant and because the Company provided no supporting analysis.[30]

We do not accept IBM's arguments. Approximately one-third of GMP's power is provided by Vermont Yankee under a favorably-priced contract. An outage at Vermont Yankee can lead to potentially expensive replacement power costs. Historically, for unplanned outages that may entail substantial replacement power costs, GMP has requested and received accounting orders that allow the Company to book and defer these costs for later recovery; in subsequent rate cases, the Board has allowed GMP to recover the deferred costs. Under the Plan, these replacement power costs would be passed on to ratepayers directly through the Power Adjustor.

The reserve is a reasonable approach to addressing the financial exposure to GMP and its customers arising from unplanned outages at Vermont Yankee.[31] While we agree with IBM and that outage insurance provides some protection, GMP has shown that the addition of a reserve fund can, over time, provide a more cost-effective approach to providing that protection. This is achieved by the fact that, as the fund grows, it will allow GMP to increase the deductible on its insurance policy, thereby reducing costs. At the same time, in recognition of the fact that the ratepayers have provided the funds, the reserve fund will be deducted from ratebase. We find this approach reasonable.

V   The Alternative Regulation Plan
A. Findings
1. The Proposed Plan

24.   GMP and the Department (through the MOU) have proposed an alternative regulation plan that would take effect February 1, 2007, and terminate on December 31, 2009, except that certain adjustments to GMP's rates would occur at specified dates subsequent to the termination of the Plan. Exh. GMP-AJK-4 at 1.

25.   Under the proposed Plan, GMP would be unable to seek adjustments in rates (except those specified in the Plan) that would be effective before January 1, 2010. *Id*.

26.   The proposed Plan establishes a framework for regular rate adjustments for the 2007-2010 period, based on prescribed methodologies. These adjustments would be: (1) annual base rate filings; (2) quarterly power adjustments; and (3) annual earnings reconciliation adjustments. Kvedar pf. at 5-6; exh. GMP-AJK-4 at 1-7; Behrns pf. at 11.

27.   The regular rate adjustments under the proposed Plan could mean that customer rates are adjusted four times per year. By contrast, under traditional ratemaking, customer rates change much less frequently. Gorman pf. at 41.

28.   The annual base rate adjustment would be subject to suspension, with an April 30 deadline for Board decision. The other adjustments would not be subject to suspension, although the Board could initiate a rate investigation under 30 V.S.A. § 227(b) at any time, on its own motion or upon request, and the retroactive effect of the Board's order would be consistent with that section. Exh. GMP-AJK-4 at 2-4, 7, 9; Allen pf. at 2.

29.   Under the proposed Plan, on November 1, 2008, and 2009, GMP would file a cost of service supporting a base rate change to be effective on January 1. The annual filing would be identical to a traditional rate filing, except for the following differences. First, loads and revenues would be based on a forecast for the year the rates would be in effect. Second, increases in non-power costs would be capped at $1.25 million (2008) and $1.5 million (2009). Third, the authorized ROE would be adjusted to reflect 50% of the difference between the average ten-year Treasury note yield to maturity (a) as of the last twenty trading days prior to October 15 before the filing, and (b) the later of the last twenty trading days prior to October 15 of the previous year or the last twenty trading days prior to the last day of evidentiary hearings (September 27, 2006). Kvedar pf. at 5-6; exh. GMP-AJK-4 at 1-3; Behrns pf. at 13.

30.   The cap on the proposed base-rate adjustor will help ensure that the change in base rates does not rise above approximately 2 percent annually. Allen pf. at 4.

31.   The cap on the proposed base rate adjustment could be exceeded to reflect Exogenous Changes, which are defined as cost or revenue changes in excess of $600,000 that relate to certain specified events that are outside the Company's control. These events include changes to statutes, regulations, or accounting rules, loss of load, or certain major unplanned events. Griffin pf. at 5.

32.   Pursuant to the MOU, the Department would retain an independent consultant to review the annual base rate adjustment and file a report with the Department and Board at the time the adjustment is filed. Exh. GMP-AJK-3 at 3; Kvedar supp. pf. at 6.

33.   Under the proposed Plan, GMP would adjust its rates quarterly based upon the difference between actual power costs and projected costs included in GMP's rates through the Power Adjustor. The Power Adjustor amount would reflect the difference between actual power costs and power costs included in rates during the Measurement Quarter. Smith pf. at 6; exh. GMP-AJK-4 at 5-7.

34.   The proposed Power Adjustor would be filed within 45 days after the end of each calendar quarter ("Measurement Quarter") and would be effective for the calendar quarter beginning after the filing (*i.e.,* beginning three months after the Measurement Quarter ends) ("Collection Quarter"). Exh. GMP-AJK-4 at 5.

35.   Under the proposed Power Adjustor, power costs related to capacity, transmission and ancillary service charges, which are largely outside the control of the Company, would be passed through completely. Allen pf. at 3.

36.   For most of GMP's power costs (including energy charges, market purchase, and fuel costs), the Power Adjustor would only reflect changes in costs (less revenue changes associated with changes in sales volumes) that are greater than the "Power Efficiency Band" of $300,000, and only 90% of the remaining difference would be reflected in the quarterly rate adjustment. *Id.* at 5-6; Smith pf. at 6-15.

37.   The proposed Power Adjustor specifies that the variance between actual and collected power costs (subject to these limitations) would be divided by projected sales in the Collection Quarter, yielding a positive or negative Power Adjustor rate component for that quarter. The quarterly adjustor would be subject to a quarterly cap of $10/MWh and any difference between the Power Adjustor amount and revenues resulting from the cap would be deferred and recognized in the next quarter. Smith pf. at 6-15; Kvedar supp. pf. at 2; exh. GMP-AJK-4 at 5-6.

38.   The proposed Power Adjustor would overcollect or undercollect the target amount if the Company's actual sales volumes differ from the projected volumes. Under the proposed Plan, GMP would track these differences and refund or recover them once per year in the annual rate adjustment or Earnings Sharing Adjustor. Smith pf. at 15-16.

39.   The proposed Earnings Sharing Adjustor would be filed by February 15, 2008, 2009, and 2010, and would be effective the following April 1. The adjustor would reflect the difference between the achieved ROE for the preceding calendar year, calculated on a regulatory basis, and the ROE approved in this case (including the adjustment, if any, associated with Treasury note yields in Finding 29, above). Kvedar pf. at 6; Griffin pf. at 5-6; exh. GMP-AJK-4 at 3-4.

40.   Under the proposed Earnings Sharing Adjustor, rates would be adjusted to reflect the difference between actual and target earnings. However, variations within a range of 75 basis points above and below the authorized return would not be subject to reconciliation. In addition, under the proposal, there would be a 50/50 sharing of earnings shortfalls between 75 and 125 basis points below the target return ("Earnings Sharing Band"). *Id.*

41.   Under the Earnings Sharing Adjustor, the revenue impact of the variance between target and actual earnings (subject to the Earnings Sharing Band) would be divided by projected sales for the ensuing 12-month collection period, yielding a refund or surcharge to be paid to or assessed from customers over that period. *Id.*

42.   Under the proposed Plan, the base rate and earnings sharing adjustments would be reflected as a uniform percentage change to customers' bills and the Power Adjustor would be reflected as a kWh charge. The adjustments would apply to all rate classes except those not typically subject to general rate increases (*e.g.*, special contracts), and the Power Adjustor would apply only to those rate elements that are subject to a charge that varies on a kWh basis. All three adjustments would be implemented on a bills-rendered basis. Exh. GMP-AJK-4 at 1-7.

43.   The proposed Plan specifies that the Company would contribute 10% of the Earnings Sharing Band in excess of the Board-approved rate of return on equity to its Power Partners Program. GMP would also match customer contributions to the Company's WARMTH Support Program; the amount contributed by the Company would not be included in rates. *Id.* at 7.

44.   GMP also proposes to continue its efforts to promote Vermont-based renewable energy, including its Voluntary Renewable Support Rider, and the 2004 and 2005 Renewables Support Plans. *Id.* at 8.

45.   Under the proposed Plan, GMP would continue efforts to expand customer service choices, including load management tariffs and evaluating potential control of small loads. In addition, GMP would file within six months of Plan approval a so-called "virtual choice" proposal for large customers which would provide those customers an option to participate in the procurement of power supply to meet individual customer loads. *Id*; Brown pf. at 5.

46.   On each of June 30 of 2008 and 2009, GMP proposes to file a report evaluating the effectiveness of the Plan. Exh. GMP-AJK-2 at 8.

47.   The proposed Plan incorporates the Company's SQRP.[32] The proposed SQRP is largely consistent with the SQRP that the Board previously approved. The most significant changes contained in the September 28, 2006, revisions to the SQRP relate to increased service guarantee payments and a more restrictive performance standard concerning meter reading.[33] Kvedar pf.at 8; tr. 9/26/06 (Allen) at 133-34.

2. Other MOU Conditions

48.   Under the MOU, GMP would be required to submit examples of the six annual Plan filings (including details concerning power supply and capital expenditures) to the Department by November 1, 2006, consult in good faith with the Department concerning changes, and submit the filings to the Board for approval within 30 days after the Plan is approved. Exh. GMP-AJK-3 at 3; Kvedar supp. pf. at 6.

49.   Pursuant to the MOU, GMP would, within 30 days of Board approval of the Plan, submit to the Department a sample of each type of filing to be made under the Plan and consider the Department's recommendations. Kvedar supp. pf. at 6.

50.   In the MOU, the Company has agreed to collaborate in good faith with the Department concerning (1) customer information related to the Plan, (2) a fixed price offering to begin by November 1, 2007, (3) any changes to the SQRP (which were filed by letter dated September 28, 2006, before the October 1, 2006 deadline in the MOU) and (4) the Plan evaluations. Exh. GMP-AJK-3 at 3-4.

51.   In the MOU, GMP and the Department agree that "this MOU and any order approving this MOU relates [sic] only to the MOU Parties and shall not be construed as having precedential or any other impact on proceedings involving other utilities." Exh. GMP-AJK-3 at 6.

52.   In the MOU, GMP and the Department further agree that:
    the MOU and any order approving the MOU shall not be construed by any party or tribunal as having precedential impact on any future proceedings involving the MOU Parties, except as necessary to ensure performance of this MOU or to enforce an order of the Board resulting from this MOU.

Exh. GMP-AJK-3 at 6.

3. Statutory Findings
a. Incentives for Innovations and Improved Performance (§ 218d(a)(1))

53.   The Plan establishes a system of regulation in which the Company has clear incentives to provide least-cost energy service to its customers. The Plan provides for regular and timely adjustments to reflect costs that the Company would incur to hedge against costs it cannot control, (2) the Earnings Sharing and Power Efficiency Bands create incentives to reduce costs by permitting the Company to retain the associated benefits and (3) the Plan does not displace the Company's Integrated Resource Planning obligations. Brown pf. at 3; Allen pf. at 6-8; findings 24-47, above.

b. Just and Reasonable Rates (§ 218d(a)(2))

54.   The Plan provides just and reasonable rates for service to all classes of customers because adjustments will be implemented for all rate classes that are subject to general rate changes, because the Power Adjustor will be implemented on a basis that reflects most of its costs (energy), and because the remaining adjustments will be implemented on a uniform percentage basis, consistent with traditional rate changes. Kvedar pf. at 10; Allen pf. at 6; findings 24-47, above.

c. Safe and Reliable Service (§ 218d(a)(3))

55.   The Plan results in the delivery of safe and reliable service through incorporation of the Company's SQRP. Morris pf. at 5; Allen pf. at 6.

d. Incentives to Provide Least-cost Energy Service (§ 218d(a)(1))

56.   The Plan provides incentives for innovations and improved performance that advance state energy policy such as increasing reliance on Vermont-based renewable energy and decreasing the linkage between sales and earnings. The Plan allows the Company to pursue innovations and policy initiatives without undue financial risk or the need for a traditional rate filing. Brown pf. at 3; Allen pf. at 8; findings 24-47, above.

e. Improved Quality of Service, Reliability, and Service Choices (§ 218d(a)(5))

57.   The Plan promotes improved quality of service and reliability service through incorporation of the Company's SQRP and the improvements proposed by the Company and the Department. Morris pf. at 5; tr. 9/26/06 at 105-107 (Morris), 132-143 (S. Allen); finding 47.

58.   The Plan promotes improved service choices through (1) the "virtual choice" proposal (if implemented), (2) the obligation to collaborate in good faith with the Department to provide an annual, fixed price service offering, (3) the low-income pilot program, and (4) by encouraging further innovation through the reduction in financial risk. Exh. GMP-AJK-3 at 4; exh. GMP-AJK-4 at 8; exh. GMP-5;

Brown pf. at 4; Allen pf. at 6; Finding 45, above.

59.   The proposed Plan promotes service choices by providing GMP with financial incentives to develop service choices that reduce costs. This effect is achieved through the Power Efficiency Band and Earnings Sharing Band. In addition, the reduction of financial risk may provide incentives to expand service choices. Brown pf. at 4; Allen pf. at 6.

60.   Pursuant to the AARP settlement, the Company will initiate a one-year pilot program, beginning November 1, 2006, in which low-income customers will be treated the same as customers 62 or older for purposes of disconnections under Board Rule 3.304(D)(2). In addition, the Company will determine low-income status based on information from various low-income programs and agencies, will work to improve the available data, will modify its reports under Rule 3.308(B) to identify the number of actual and avoided disconnects under the pilot program, and will provide copies of the reports to AARP. Exh. GMP-5.

f. Encourage Innovation in the Provision of Service (§ 218d(a)(6))

61.   The Plan encourages innovative provision of service by creating incentives to reduce costs, such as through innovative and efficient approaches in the way it operates. Griffin pf. at 17; Allen pf. at 8; findings 24-47, above.

g. Reasonably Balanced System of Risks and Rewards (§ 218d(a)(7))

62.   The Plan establishes a reasonably balanced system of risks and rewards that encourages the Company to operate as efficiently as possible using sound management practices, by reducing the Company's cost of capital, flowing this beneficial impact through to customers, and by creating cost control incentives. Griffin pf. at 11, 17; Hevert supp. pf. at 4-5; exh. GMP-AJK-4 at 3-6; Allen pf. at 8; findings 24-47, above.

h. Reasonable Opportunity to Earn a Fair Rate of Return (§ 218d(a)(8))

63.   The Plan provides a reasonable opportunity to earn a fair rate of return by providing for periodic rate adjustments to reflect differences between target and actual costs, subject to the Power Efficiency and Earnings Sharing Bands. Griffin pf. at 16; findings 24-47, above.

i. Impact on Accounting (§ 218d(m)(1))

64.   The Plan will not have an adverse impact on the Company's eligibility for rate-regulated accounting in accordance with generally accepted accounting standards, because the Company will continue to have an opportunity to recover its costs and because rates will continue to be based on costs. Griffin pf. at 18; findings 24-47, above.

j. Preserve the Availability of Equity and Debt Capital Resources (§ 218d(m)(2))

65.   The Plan reasonably preserves the availability of equity and debt capital resources to the Company on favorable terms and conditions, because Wall Street analysts and rating agencies strongly favor power adjustment clauses that permit rates to reflect costs on a regular basis, and because the Company's risks are reduced. Griffin pf. at 17; Allen pf. at 5; findings 24-47, above.

k. Reasonable Sharing of Savings with Ratepayers (§ 218d(b))

66.   The Plan provides that any savings resulting from the Plan will be shared with ratepayers through the combination of the three adjustments and the bands included in the Earnings and Power Adjustors. Griffin pf. at 17; Allen pf. at 8; findings 24-47, above.

B. Discussion

The Plan proposed by GMP is the first alternative regulation plan for an electric utility in Vermont.[34] Alternative regulation for electric and gas utilities is authorized by Section 218d of Title 30. That section also delineates a series of findings that the Board must make before it can approve an alternative regulation plan. Specifically, Section 218d(a) requires that the Board find that an alternative regulation plan will:

(1) establish a system of regulation in which such companies have clear incentives to provide least-cost energy service to their customers;

(2) provide just and reasonable rates for service to all classes of customers;

(3) deliver safe and reliable service;

(4) offer incentives for innovations and improved performance that advance state energy policy such as increasing reliance on Vermont-based renewable energy and decreasing the extent to which the financial success of distribution utilities between rate cases is linked to increased sales to end use customers and may be threatened by decreases in those sales;

(5) promote improved quality of service, reliability, and service choices;

(6) encourage innovation in the provision of service;

(7) establish a reasonably balanced system of risks and rewards that encourages the company to operate as efficiently as possible using sound management practices; and

(8) provide a reasonable opportunity, under sound and economical management, to earn a fair rate of return, provided such opportunity must be consistent with flexible design of alternative regulation and with the inclusion of effective financial incentives in such alternatives.

Under subsection (m), in the case of an investor-owned utility such as GMP, we must also find that the plan will:

(1) not have an adverse impact on the electric company's eligibility for rate-regulated accounting in accordance with generally accepted accounting standards if applicable; and

(2) reasonably preserve the availability of equity and debt capital resources to the company on favorable terms and conditions.

In addition, subsection 218d(b) required that "if savings result from alternative regulation, the savings shall be shared with ratepayers as determined by the board." Finally, Section 218d(h) permits the Board to establish, by rule or order, standards by which to assess the effectiveness of alternative regulation plans.

Alternative regulation, while authorized by statute, is an option, not a requirement. As we have observed in the past, any meaningful analysis of alternative regulation must consider the opportunity cost of continuing under additional regulation.[35] This means that we should expect that both the Company *and* its customers will benefit from alternative regulation.

Here, GMP argues that its Plan will benefit both itself and its customers. In particular, GMP states that it proposed the Plan in order to provide the following customer benefits: (1) avoid the drain on resources resulting from traditional rate cases, which are inefficient, lengthy and expensive; (2) reduce the uncertainty associated with the timing and magnitude of rate changes; (3) reduce the mismatch between costs and rates due to regulatory lag; (4) provide improved cost reduction incentives; and (5) reduce rates through the incorporation of a lower ROE.[36]

CLF and IBM challenge numerous aspects of the Plan, arguing that:

·   the Plan will not provide adequate incentives to control costs;

·   the Plan does not present a balanced system of risks and rewards that encourages GMP to operate as efficiently as possible;

·   the Plan does not adequately reduce the link between sales and earnings;

·   the Plan provides insufficient incentives to promote renewable energy;

·   the Plan will increase rate volatility;

· the Plan results in inaccurate price signals and the signals provided are less than those under traditional regulation;

· the rates may not be just and reasonable because the Plan does not provide an adequate opportunity to review price changes; and

· the Plan should be modified so that the 10 percent of Component B power costs that are excluded from the Power Adjustor should also be excluded from the Earnings Sharing Adjustor.

We have considered the parties' comments and concluded that the Plan as proposed by GMP and the Department is reasonable and should be approved. The Plan offers several benefits. It will, over time, reduce some of the time and expense associated with litigated rate adjustments. Instead of the traditional filing of rate increases that often lead to contested-case proceedings, GMP will have more frequent, but also more limited rate adjustments. The Board, Department, and parties will have increased workload to evaluate these filings. But we expect that the overall burden will be less than under traditional regulation, while still ensuring that rates are just and reasonable. In this regard, GMP's agreement to review by an independent third party should help address some of the workload and timing considerations.[37]

The Plan also will help GMP meet the long-term energy goals of the state — namely the provision of high quality service at least-cost. One of the major benefits of the Plan is the likelihood that it is likely to improve GMP's financial ratings and credit worthiness. This will enhance GMP's ability to pursue a broad range of options to replace the large power contracts that will begin to expire in 2012. It should also reduce GMP's cost of capital, producing savings that can be passed on to ratepayers.[38]

For many of the statutory criteria, the evidence is undisputed. No party questions the fact that it (1) will have no effect on accounting, (2) will not adversely affect GMP's access to credit (which is likely to be enhanced), (3) will lead to the delivery of safe and reliable service, (4) will promote improved quality of service, reliability, and service choices, (5) results in sharing of savings, and (6) will encourage innovation. In the following sections, we consider each of the objections raised by IBM and CLF.

1. Incentives to Provide Least-Cost Services

Section 218d(a)(1) requires that the Board find that an alternative regulation plan establish a system of regulation providing companies with "clear incentives to provide least-cost service to their customers." IBM and CLF both claim that the Plan will not provide sufficient incentives to control costs. To the contrary, IBM asserts that GMP's incentive to manage costs would be substantially reduced. IBM argues that this incentive occurs because lax management will lower earnings, thus potentially triggering an upwards rate adjustment through the Earnings Sharing Adjustor.[39] In addition, IBM contends that GMP would have fewer earnings at risk than under traditional regulation. IBM also avers that GMP would have the incentive to understate sales growth and either overstate costs or increase discretionary expenditures to take advantage of the rate adjusters and obtain higher rates. Finally, IBM suggests that the Plan has insufficient safeguards to protect against these incentives.[40]

CLF argues that the absence of a mechanism decoupling sales and earnings fails to create a system in which GMP provides least-cost service. CLF maintains that GMP has a continued disincentive to encourage efficiency. In addition, CLF argues that the unfair balance of risks and rewards means that there are insufficient incentives for least-cost service.[41]

GMP responds that the Earnings Sharing Band and the Power Efficiency Band create strong incentives to control costs because GMP cannot know how its earnings and power costs will fall. In addition, GMP asserts that the asymmetrical Earnings Sharing Band, the ability of the Board to open an investigation, and the fact that 10 percent of the Component B power costs are not recovered creates adequate incentives.

In order to meet the statutory mandate, the Plan does not need to contain direct measures that will insure least-cost service, but instead must create the appropriate incentives. Thus, although the Plan lacks any direct requirements, we conclude that the Plan contains adequate incentives for GMP to control its costs, thereby providing service at just and reasonable rates and advancing the goal of providing least-cost services. Several features of the Plan create this incentive. GMP can benefit by increasing its earnings. Under the Plan, to the extent that GMP can increase its earnings above the 10.25 percent authorized ROE, the Company can retain the bulk of the excess earnings. GMP thus has an incentive to reduce costs to take advantage of this feature.[42] In addition, while some increases in GMP's power costs are passed on to ratepayers through the Power Adjustor, in each quarter, GMP must absorb the first $300,000 of additional Component B costs, as well as 10 percent of any greater amount. Essentially, this means that smaller variations in power costs will not be automatically flowed through in rates, providing GMP with a strong incentive to control these costs, thereby enhancing its earnings.[43]

We are also persuaded that, for the most part, unpredictability will make it difficult for GMP to manage its earnings as precisely as IBM suggests. Certainly, a degree of uncertainty exists for power costs, even in the shorter term. GMP has greater control over its operational costs and can accelerate or defer certain projects to manage its returns. But we expect that GMP will be unable to manipulate its costs so precisely that it can obtain unwarranted rate increases or earn excessive amounts. Absent such an ability to predict its earnings and how those earnings will be affected by the Power Efficiency Band and Earnings Sharing provisions, the Plan should provide incentives for GMP to operate efficiently, so as to optimize earnings. Such efficient operation should also benefit ratepayers as the lower cost structure is flowed through in base rates.

We also note that the Board retains jurisdiction to monitor the Plan and investigate rate changes through the adjustors. If it appears that GMP has more ability to take advantage of unintended incentives than we expect, the Board can investigate proposed rate adjustments to determine whether they are just and reasonable. In addition, the Board retains jurisdiction under 30 V.S.A. § 218d(i) to investigate the Plan while it is in effect and can then terminate it or modify the terms and the conditions.

2. Balanced Risks and Rewards

CLF argues that the Plan fails to fairly balance the risks and rewards and, thereby, fails to encourage the Company to make sound decisions. CLF asserts that a fair plan must create a system of incentives and price signals that encourage good decision-making; one that simply passes through costs, says CLF, fails to meet this standard. CLF maintains that GMP should bear at least a portion of the risk associated with costs that are within the Company's control. CLF also contends that the opportunity for later investigation is insufficient to remedy this imbalance since it is really unchanged from the present.[44]

IBM also contends that the Plan is imbalanced in that it inappropriately shifts risk to customers. From IBM's perspective, ratepayers now bear the risk of inaccurate utility operation cost forecasts, even though these are often within the Company's control. IBM maintains that GMP is more capable of managing these risks, primarily associated with power supply, than are the Company's customers. IBM argues that the Board should instead require GMP to maintain more of the risk, including that associated with sales volatility.[45]

GMP responds that most of the arguments raised by IBM and CLF focus on the allocation of risks and rewards between the Company and customers, rather than on the balance of risks and rewards. As a result, GMP maintains that these arguments are irrelevant. GMP contends that CLF is wrong when it takes the position that the Plan creates insufficient incentives for GMP to control costs. GMP also asserts that IBM's view that risks should be assigned based upon the ability to diversify risk is unsupported by any Board precedent or regulatory principle. Finally, GMP asserts that, to the extent that the Plan passes additional short-run risk to customers, this risk shift is outweighed by the long-run decrease in risk to the Company, which under the Plan will produce savings for customers.[46]

Under Section 218d(a)(7), we must determine whether the Plan establishes a reasonably balanced system of risks and rewards. As GMP asserts, this criteria focuses primarily (but not exclusively) on whether an alternative regulation plan is structured so that the overall balance is reasonable and promotes efficient operations. Here, as we discuss in the previous section, we find that the Plan creates reasonable incentives for GMP to control its costs and provide least-cost services.

It is, however, also appropriate to consider the overall balance of risks and rewards between GMP and its customers. This mandate derives in part from Section 218d(a)(7) — if we were to interpret this provision as narrowly as GMP argues (*i.e.*, limited to the question of whether the incentives and risks assigned to GMP encourage efficient operation), it would be largely redundant with the criteria in Section 218d(a)(1) (relating to the creation of incentives to least-cost energy service). In fact, GMP's arguments as to how the two criteria have been met are essentially the same. More significantly, if the balance struck between GMP and its ratepayers is not reasonable, it is unlikely that we could find that the Plan provided just and reasonable rates to all classes of customers.

The Plan proposed by the Department and GMP clearly shifts a large element of financial risk from GMP's shareholders to ratepayers — in fact, as the Department explained, strengthening the connection between costs and rates is one of the goals of the Plan.[47] However, at the same time, the elements of the Plan are likely to provide ratepayers both short and long-term benefits. Most directly, the Plan incorporates a lower ROE than would be used to set rates under traditional regulation. The Power Adjustor, while passing through some costs, also incorporates a Power Efficiency Band (for which GMP retains the risk) as well as a sharing of power costs in excess of that band.[48] Moreover, the Plan does not flow through only rate increases to customers; to the extent that wholesale costs are lowered or other cost savings are derived, these will also be passed on to consumers.[49]

Over the long-term, the approval of the Plan will reduce the risk of credit rating downgrade, which could entail additional costs for ratepayers. It should also enable GMP to pursue a broader range of resource options, which could provide significant value.[50]

We do not accept IBM's argument that the Plan is flawed because it does not allocate risk on the basis of whether customers or the Company are in a better position to manage the risk. IBM has not demonstrated that such a risk allocation is reasonable nor has it cited any regulatory principle for adopting such an allocation, particularly since it is inconsistent with long-standing practice. Even though GMP now manages the risk associated with power costs, the actual financial risk is now borne by ratepayers. GMP enters into hedging arrangements to protect itself from wholesale price variability. And, as we discussed above, GMP purchases outage insurance against the possible increased replacement power costs arising from an outage at Vermont Yankee. These costs are included in the cost-of-service and paid for by ratepayers. Thus, the costs associated with power cost risk management now rest with ratepayers. The Plan would replace the fixed costs of hedging arrangements with the actual costs of the power. We expect that, although they may see more short-term variability, ratepayers will pay lower net costs as a result.

It is difficult to determine whether the likely intangible benefits of the improved financial status will be greater than the increased costs and risks that consumers will now bear. In particular, it is not clear that the 50-basis-point adjustment to the ROE is balanced with the shift in risks from GMP's shareholders to ratepayers. GMP and the Department make clear their view that the Plan as a whole is beneficial. After consideration of the parties' arguments, we conclude that the risk/reward allocation in the MOU and Plan is reasonable. In reaching this conclusion, we are mindful of the Department's assessment that, on balance, the Plan is a positive one for ratepayers.[51] In addition, the Plan assures that we retain the jurisdiction to review costs, if necessary, through an investigation under Section 227(b), or to investigate the Plan itself under Section 28d(i).

We also find value in allowing an opportunity to determine whether alternative regulation will, in the long-run, provide greater benefits to ratepayers. As we discussed elsewhere in this Order, we expect that the Plan will provide incentives that will benefit ratepayers as well as the Company. However, we intend to closely monitor GMP's performance under the Plan to evaluate whether the balance of risks and rewards remain fair.

3. Incentives to Advance State Energy Policy

CLF contends that the proposed Plan does not meet the statutory requirements of Section 218d(a)(4). This section requires that an alternative regulation plan offer incentives for innovations and improved performance that advance state energy policy, such as increasing reliance on renewable energy and decreasing the linkage between utility earnings and sales to customers. According to CLF, the Plan offers no new incentives for efficiency or renewable energy.[52] In addition, CLF maintains that the plan fails to separate utility profits from the volume of sales. CLF observes that two elements of the Plan — the cap on the Company's ROE and the earnings sharing mechanism — may reduce this linkage; but to be effective, a link must actually affect decisions or investments to meet the statutory criteria. Instead, CLF contends that an effective plan must make GMP's profits neutral to changes in sales volumes.[53]

GMP replies that the statute does not require that the connection between sales and earnings be decoupled. Instead, GMP asserts that the statute only requires that there be an incentive to reduce the linkage between earnings and sales, not necessarily a reduced linkage itself.[54] The record, GMP argues, demonstrates that the Plan will result in some reduction of the linkage between earnings and sales, a point that GMP says even CLF concedes. GMP also maintains that CLF has provided insufficient evidence to support establishment of a mechanism that stabilizes GMP's revenue per customer.

This Board has consistently promoted actions that advance state energy policies, particularly investments in efficiency and renewable energy. Thus, we agree with the concerns that underlie CLF's testimony. Any Plan must, both as a matter of law, and as an essential element of sound least-cost energy service, continue to provide incentives for efficiency and renewable energy. Nonetheless, the statute does not mandate either decoupling or specific incentives for the development of renewable energy. Rather, Section 218d(a)(4) mandates that the Plan offer "incentives for innovations and improved performance that advance state energy policy." Here, we find that the criteria has been met. As we have discussed throughout this Order, the Plan will create incentives for GMP to reduce its costs and improve its performance. The Plan places GMP in a sound financial situation which may assist the Company in pursuing investments in renewable energy. We also note that GMP recently introduced a renewable rider to its tariffs that provides financial support for new renewable generation, with a preference for Vermont-based generation.[55]

The evidence also shows that the proposed Plan would reduce the linkage between GMP's earnings and the level of sales in several ways. GMP will adjust its base rate annually. This will have the effect of capturing any increased sales that may have occurred in the revenue requirement; a higher sales volumes adjustment will serve to essentially recalibrate the billing determinants. In addition, to the extent increased sales result in increased earnings, the impact would be mitigated through the Earnings Sharing Adjustor.[56] The sales-earnings linkage is also reduced relative to traditional regulation, because loads are forecast in the base rate adjustments, and therefore the impact of expected sales increases are captured and flowed through to the customer.[57] Although these steps do not represent the full decoupling of sales and earnings that CLF seeks, they are adequate to meet the mandate of Section 218d(a)(4) which requires only that there be an incentive to reduce the linkage between earnings and sales, not that any linkage must be eliminated.[58]

Furthermore, CLF has also not demonstrated how state energy policy would be more greatly advanced by further severing the linkage between earnings and sales. In general, reducing the linkage provides an additional incentive to a company to operate in a cost-effective manner as its earnings would be unaffected. Decoupling thus removes a disincentive to undertake investments that would lower earnings, such as energy efficiency. In Vermont, however, statewide energy efficiency is delivered by the Energy Efficiency Utility; the Board has removed the legal obligation for utilities to operate energy efficiency programs. Thus, the Company has limited ability to undermine efficiency efforts; in light of this role, it is unclear what additional benefits would be provided by a broader decoupling such as that proposed by CLF.[59]

4. Rate Volatility and Price Signals

IBM asserts that the Plan will "significantly" increase rate volatility for customers. According to IBM, rates could be adjusted up to six times per year.[60] In addition, IBM contends that since GMP can adjust its power costs (which represent approximately 80 percent of its cost of service quarterly) the rate volatility will be significant. IBM argues that this increased price volatility is particularly problematic because it is based upon neither prevailing market conditions nor GMP's actual cost-of-service. This disconnection with the cost-of-service occurs because the rate adjustment is based upon past costs, unlike rate proceedings in which recovery of historical over or under-collections would be barred. Moreover, IBM maintains that the fact that the adjustments would be based upon a uniform percentage adjustment to all rates means that the rates will become less connected to the cause of those costs.[61]

GMP responds that the Plan will result in less price volatility. GMP argues that even though rates may be adjusted more frequently, consideration of price volatility must also consider both the magnitude and uncertainty of change.[62] Under the Plan, contends GMP, the rate changes will be more certain than under traditional rate-of-return regulation, will be smaller than under such regulation, and will be based upon formulaic methodologies.[63] GMP also submits that price signals under the Plan will be more accurate because rate changes are more frequent, the Plan greatly reduces the lag between cost incurrence and rate implementation and because, unlike traditional regulation, rates will be adjusted to correct inaccurate projections.[64]

The dispute between GMP and IBM on whether greater frequency or greater magnitude constitutes more volatility is a semantic one that we do not need to resolve. It is undisputed that the Plan will change the manner and timing of rate adjustments; changes in rates will become more frequent. Over the past 10 to 15 years, GMP's customers have seen less than one rate increase per year. Instead, they will experience four rate adjustments annually.[65] For many customers, they will perceive the result as greater volatility. At the same time, as GMP points out, it is likely that many of these adjustments will be smaller than those traditionally experienced by customers. GMP will be able to pass on smaller changes in costs, which would otherwise not be recovered until the next rate proceeding.

As a part of the overall Plan, however, we find that change in the way costs are passed on to ratepayers is reasonable. The Plan's major benefits, including GMP's improved financial status, are sufficient at this time to outweigh any negative consequences of these more frequent, but smaller, rate adjustments. In particular, the regular rate adjustments will help GMP pass through the potentially significant power cost changes that are occurring in the wholesale power market. This wholesale price volatility could have negative implications on GMP's financial performance and ability to access capital. Allowing GMP to pass through these costs to ratepayers at this time will help ratepayers by keeping GMP on a sound financial footing. It also will enable GMP to reduce the need to enter into hedging agreements — which can be very costly to the Company and to ratepayers — to mitigate the effects of the wholesale market.[66]

We also conclude that the Plan does not inappropriately alter the price signals that ratepayers will receive. We are unpersuaded by IBM's contention that the Plan distorts price signals due to the fact that rate adjustments are based upon a percentage of existing rates. The implementation of rate changes through an across-the-board percentage adjustment is the manner in which electric companies have traditionally implemented such changes.[67] Only when the Board subsequently performs a rate design investigation is this practice altered, and then only after the rate design proceeding is completed. Thus, to the extent the use of percentages may result in some minor distortion of cost-based rates, that is unchanged from current practice. Continuation of this practice is reasonable in the absence of a rate design proceeding.[68] Moreover, use of a kWh charge in the Power Adjustor is also appropriate; the cost changes that are captured by the adjustor largely reflect energy costs.[69]

We also do not find convincing IBM's argument that the rate adjustments under the Plan will distort price signals because they are based upon past costs rather than forward-looking costs. Neither traditional ratemaking nor the Plan are structured to send fully accurate price signals to consumers. Under traditional ratemaking, power costs are based upon test year costs, adjusted for known and measurable changes. This means that known adjustments to power costs are flowed through into rates, but projections about market prices may not be captured. Moreover, in the absence of real-time pricing, the price signal consumers receive through rates may bear little relationship to GMP's actual marginal price for power. Thus, the signal under traditional regulation is at best imprecise.

The Plan, while still not sending accurate real-time price signals, is likely to provide better signals. Power cost changes will be flowed through more quickly. While these changes are based upon past events, as IBM suggests, they also reflect more recent power cost data than did the rates set based upon the traditional methodology. The reduction in the time lag means that inaccurate projections are corrected more quickly.[70]

5. Just and Reasonable Rates

IBM argues that the Plan may not result in just and reasonable rates as required by Section 218d(a)(2). According to IBM, the three rate adjustments provided under the Plan must be reviewed by the Board and parties under short time frames - 60 days for Base Rate Adjustor and 45 days for the Power and Earnings Sharing Adjustors.[71] IBM views these time frames as insufficient. IBM also contends that the review of the base rate filings by the consultant as specified in the MOU is not adequate since other customers and parties are also entitled to a fair opportunity to review the filing. IBM also maintains that the opportunity to suspend the base rate adjustment is not adquate; formal investigation of rates will not result in a decrease in administrative costs - one goal of the Plan - and suspension does not apply to the Earnings and Power Adjustors.[72]

GMP asserts that IBM's arguments fail to take into account the Department's "role as institutional ratepayer advocate." In addition, GMP argues that time periods are reasonable in light of the nature of each of the filings.[73]

We agree with IBM that the time period for review of the various adjustors is short. Nonetheless, as a part of the overall Plan, we find them reasonable. Unlike a traditional rate proceeding, we expect that each of the rate filings will be more limited in scope. For example, the Power Adjustor encompasses only power costs. Similarly, the Earnings Sharing Adjustor has a narrow scope. These filings will thus be more manageable in a limited period of time.

In addition, the MOU provides that the Department will have a consultant to review the annual base rate adjustment.[74] This includes the forecasts and the impact of any variations between forecasts and actual loads will be addressed in the Power and Earnings Sharing Adjustors.[75] Although this may not aid consumer groups or IBM, it will provide an additional level of review. We have also seen that a shorter review period can work if tailored appropriately. Under the Memorandum of Understanding in Docket 6867, GMP and the Department agreed to rate increases of 1.9 percent in 2005 and 0.9 percent in 2006, with GMP submitting the tariff filings only 60 days in advance of implementation. To comply with Vermont law, however, it was necessary that these filings be subject to review and investigation and that they be fully supported by a cost-of-service. No party indicated that the 60-day period for review was inadequate. Since we expect that the annual base rate adjustment will be of similar scope, it is reasonable to infer that parties will have sufficient time now.

6. Calculation of the Earnings Sharing Adjustor

IBM asserts that if the Board approves the Plan, it should modify the Earnings Sharing Adjustor. Under the modified Power Adjustor in the revised Plan, only 90% of Component B costs in excess of the $300,000 Power Efficiency Band are flowed through to rates each quarter, with the remaining 10 percent absorbed by GMP. IBM contends that because the Power Adjustor and Earnings Sharing Adjustors interact, any amounts excluded from the Power Adjustor, including the 10 percent of Component B costs, are potentially collected through the Earnings Sharing Adjustor. As a remedy, IBM asks that we modify the Earnings Sharing Adjustor to require GMP to absorb the excluded 10 percent of Component B costs.[76]

GMP contends that because of the potentially large lag time between power costs being incurred and the calculation of the Earnings Sharing Adjustor, GMP cannot accurately predict the effect of the 10 percent Component B exclusion on its earnings. Thus, the incentives inherent in the 10 percent exclusion are unaffected. GMP also argues that, to the extent that IBM is correct, GMP must still incur the carrying costs between the time the power costs are incurred and the later collection in the Earnings Sharing Adjustor.

We are not persuaded that we must modify the Earnings Sharing Adjustor as IBM recommends. The exclusion of Component B costs is intended to force GMP to retain a greater proportion of the risk of rising power costs (primarily energy) than would GMP's original proposal (although less than under traditional regulation). This risk retention by GMP would provide greater incentives for the Company to manage its power resources cost-effectively. IBM is correct that, under certain circumstances, excluded power costs could depress earnings and lead to an increase in rates through the Earnings Sharing Adjustor that would (at least in part) offset the excluded costs. However, GMP's ability to accurately forecast its annual Earnings Sharing adjustment means that for most of the year, the Company's incentives to cost-effectively manage its power costs will be unchanged; GMP cannot know in the first half of the year, for example, that excess power cost increases that lead to an exclusion will ultimately be recovered through rate adjustments.[77] Thus, the interrelationship of the exclusion and the Earnings Sharing Adjustor will not adversely affect the incentives.[78]

VI   Conclusion

For the reasons set out above, we approve the MOU between the Department and GMP and authorize an increase in retail rates of 9.09 percent, effective January 1, 2007. With this increase, GMP's rates will be just and reasonable.

We also approve the alternative regulation plan set forth in the MOU. Over its term, the alternative regulation plan has the promise of improving GMP's financial status, while simultaneously benefitting ratepayers.

Our review of the alternative regulation plan in this proceeding has been limited to the unique circumstances of GMP, and should not be interpreted more broadly as endorsing a similar alternative regulation plan for any other Vermont utility. Whether a similar plan would be appropriate for another utility is a determination that must be made based on the facts relevant to that particular utility. For this reason, and as the MOU provides, today's Order should not be construed as having any precedential effect, except as necessary to ensure GMP's performance under the MOU or to enforce an order of the Board resulting from the MOU.

VII   Order

It Is Hereby Ordered, Adjudged and Decreed by the Public Service Board of the State of Vermont that:

1.   The Memorandum of Understanding ("MOU") between Green Mountain Power Corporation ("GMP" or the "Company") and the Vermont Department of Public Service ("Department") is approved.

2.   The Company is entitled to rates that will produce additional retail revenues of $19,024,000 or 9.09% above existing base rates for service rendered on or after January 1, 2007.

3.   GMP's alternative regulation plan ("Plan") is approved to take effect on February 1, 2007.

4.   GMP shall file tariffs in compliance with this Order by December 28, 2006.

5.   The Service Quality and Reliability Plan filed on September 28, 2006, is approved.

6.   By November 1, 2006, GMP shall submit to the Department a proposal for documenting and reporting the six rate filings required under the Plan including but not limited to power supply costs, plant additions and capital expenditure plans and budgets in connection with base rate, power adjustor and earnings sharing adjustor changes, and will incorporate any revisions to its proposal thereafter proposed by the Department or provide a detailed explanation for not doing so. Any unresolved disputes shall be submitted to the Board for resolution.

7.   Under the MOU, the Department will retain, at the Company's expense and subject to the Company's reasonable consent, an independent third party with accounting and rate-making expertise ("Third Party") to review each base rate filing under the Plan for (1) accuracy, (2) completeness, (3) compliance with traditional rate-making and existing Board Orders regarding cost-of-service filings including the calculation of regulated earnings and (4) consistency with the Company's actual costs and the Plan. The Third Party shall file a report with the Board and Department at the time the base rate filing is submitted to the Board.

8.   The Company shall submit, within 30 days of this Order, a sample of each type of filing to be made under the Plan and the Department shall provide any comments within 30 days thereafter. GMP shall consider in good faith any changes to the filing formats under the Plan as the Department deems to be reasonably necessary to complete an efficient and meaningful review of the filings due under the MOU. Any irresolvable issues shall be referred to the Board for resolution.

9.   GMP shall collaborate in good faith with the Department on its plans concerning customer information regarding the Plan, including Customer Service Representative training, and the timing and substance of customer communications.

10.   GMP shall collaborate in good faith with the Department to develop tariffs providing for an annual, fixed-unit-price service to commence no later than November 1, 2007.

11.   By June 30, 2007, GMP and the Department shall jointly develop and submit for Board approval criteria to be used in assessing the Plan's effectiveness at the end of its initial term. Neither the Company nor the Department shall be bound to support termination or extension of the Plan beyond its initial term based solely upon the criteria so developed.

12.   GMP shall accrue an annual reserve of $315,000 to be used to offset the costs of any unscheduled outages relating to the Vermont Yankee Nuclear Power Station. The Company shall notify the Board and Department when and if it becomes necessary to use all or part of the reserve.

13.   Within 180 days of this Order, GMP shall introduce a plan to provide large commercial and industrial customers an option to participate in the procurement of power supply to meet individual customer loads.

14.   Not later than June 30, 2008, and June 30, 2009, the Company shall file a report with the Board and Department evaluating the effectiveness of the Plan's performance in achieving the goals of 30 V.S.A. § 218d. In advance of filing the reports, the Company shall confer with the Department with respect to the measurement criteria to be used in the reports.

15.   GMP shall describe the Plan in a separate mailing to customers at least one month prior to the first rate adjustment under the Plan and shall work with the Department in the development of customer communications and materials to be provided to customers.

Dated at Montpelier, Vermont, this 22<u>nd</u> day of <u>December</u>, 2006.

<u>s/James Volz</u>)
) Public Service
)
<u>s/David C. Coen</u>) Board
)
) of Vermont
<u>s/John D. Burke</u>)

Office of the Clerk
Filed: December 22, 2006
Attest: <u>s/Susan M. Hudson</u>
   Clerk of the Board

  Notice to Readers: This decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board (by e-mail, telephone, or in writing) of any apparent errors, in order that any necessary corrections may be made. (E-mail address: psb.clerk@state.vt.us)
  Appeal of this decision to the Supreme Court of Vermont must be filed with the Clerk of the Board within thirty days. Appeal will not stay the effect of this Order, absent further Order by this Board or appropriate action by the Supreme Court of Vermont. Motions for reconsideration or stay, if any, must be filed with the Clerk of the Board within ten days of the date of this decision and order.

---

[1]. The Department and GMP stipulated that the rate increase should be 9.58 percent if the Board did not approve the Plan by December 29, 2006. The MOU, including the Plan, is attached to this Order.

[2]. On May 26, 2006, the Company filed corrections to its testimony and exhibits that supported a revised revenue requirement of 11.78%.

[3]. Order Suspending Tariff Filing and Notice of Prehearing Conference, dated May 22, 2006.

[4]. Prehearing Conference Memorandum of June 16, 2006.

[5]. Letter from Peter H. Zamore to Susan M. Hudson, dated September 28, 2006.

[6]. Department Brief at 1.

[7]. CLF Brief at 2.

[8]. The difference between the operating expenses under the 9.09 percent and 9.58 percent rate increases is attributed to the tax effect of the differing ROEs.

[9]. In re *FPC v. Hope Natural Case Co.*, 320 U.S. 591, 602 (1944).

[10]. *Bluefield Water Works & Improvement Co. v. Public Serv. Comm'n*, 262 U.S. 679, 692-93 (1923). *See also Duquesne Light Company v. Barasch*, 488 U.S. 299, 310 (1989).

[11]. Gorman pf. at 24.

[12]. Hevert reb. pf. at 12-13.

[13]. Gorman pf. at 23-24.

[14]. Hevert supp. pf. at 4.

[15]. IBM Brief at 25.

[16]. Docket 5983 Order of 2/28/97 at 263-265.

[17]. Gorman pf. at 30; tr. 9/27/06 (Gorman) at 8.

[18]. Docket 5983 Order at 216; tr. 9/27/06 at 10-11 (Gorman).

[19]. *Tariff Filing of Green Mountain Power Corp.*, Docket No. 5983, Order of 2/27/98 at 211-213, 263-265 ("Docket 5983 Order"); tr. 9/27/06 (Gorman) at 9.

[20]. Docket 5983 Order at 212, 264; tr. 9/27/06 (Gorman) at 10.

[21]. *Tariff Filing of Green Mountain Power Corp.*, Docket No. 6107, Order of 1/23/01 at 104-105, note 329 ("Docket 6107 Order"); tr. 9/27/06 at 13-14 (Gorman).

[22]. Docket 6107 Order at 105, note 329; tr. 9/27/06 at 15 (Gorman).

[23]. *See generally*, Gorman pf. at 28-21.

[24]. Brown reb. pf. at 3.

[25]. IBM Brief at 19-20.

[26]. IBM Brief at 27-28.

[27]. Kvedar supp. pf. at 3; Gorman pf. at 28; GMP Reply Brief at 14.

[28]. Gorman pf. at 35.

[29]. Griffin reb. pf. at 1-2

[30]. Gorman pf. at 35.

[31]. In fact, the reserve appears to be reasonable even in the absence of a Plan.

[32]. In the MOU, GMP agreed to work with the Department collaboratively on proposed changes to the SQRP. Exh. GMP-AJK-3 at 3-4. The September 28, 2006, filing of the revised SQRP reflects the results of that collaboration.

[33]. By letter dated September 28, 2006, the Company and the Department requested Board approval of the revised SQRP. Letter from Peter H. Zamore to Susan M. Hudson, dated September 28, 2006. No party has filed any objection to the proposed revisions.

[34]. We have previously authorized alternative regulation plans for Verizon New England Inc., d/b/a Verizon Vermont and Vermont Gas Systems. *Investigation into an Alternative Regulation Plan for New England Telephone*, Dockets 6167/6189, Order of 3/24/00; *Investigation into Successor Incentive Regulation Plan for Verizon*, Docket 6959, Orders of 9/26/05 and 4/27/06; *Petition of Vermont Gas Systems, Inc. for approval of an alternative regulation plan*, Docket 7109, Order of 9/21/06.

[35]. *See* Docket 6959, Order of 9/26/05 at 23.

[36]. Griffin pf. at 8.

[37]. Exh. GMP-AJK-3 at 3.

[38]. Allen pf. at 5.

[39]. IBM Brief at 8.

[40]. *Id*. at 8-10.

[41]. CLF Brief at 12-13.

[42]. By contrast, under the settlement approved in Docket 6867, GMP had to return all earnings in excess of its allowed ROE. *Investigation into Memorandum of Understanding between GMP and DPS*, Order of 12/22/03 at 43.

[43]. Obviously, larger quarterly changes would still be captured by the Power Adjustor. However, these may reflect market shifts or weather and demand impacts that are harder for GMP to predict or manage.

[44]. CLF Brief at 10-11.

[45]. IBM Brief at 7.

[46]. GMP Reply Brief at 4-6.

[47]. Allen pf. at 2.

[48]. Smith reb. pf. at 18-20; exh. GMP-AJK-4 at 3-6.

[49]. Exh. GMP-AJK-4 at 3-6; Hevert supp. pf. at 4-5; Smith reb. pf. at 18.

[50]. Tr. 9/27/06 at 83-84 (Allen).

[51]. Allen pf. at 4.

[52]. CLF Brief at 5.

[53]. CLF Brief at 6.

[54]. GMP Reply Brief at 8.

[55]. Brown pf. at 4.

[56]. Smith reb. pf. at 4-6.

[57]. Smith reb. pf. at 5-6; Allen pf. at 7.

[58]. Smith reb. pf. at 3; 30 V.S.A. § 218d(a)(4).

[59]. Smith reb. pf. at 6-7; Allen pf. at 7.

[60]. Gorman pf. at 40-41; IBM Brief at 2.

[61]. IBM Brief at 2-3; Gorman pf. at 43.

[62]. GMP Brief at 18; Kvedar reb. pf. at 4.

[63]. GMP Reply Brief at 2-3.

[64]. GMP Brief at 21; Smith reb. pf. at 9-10.

[65]. Exh. GMP-AJK-4 at 1, 3, 5; Kvedar reb. pf. at 4.

[66]. Allen pf. at 3-5.

[67]. *See* Docket 5983 Order at 267; Docket 6107 Order at 121; tr. 9/27/06 at 32-33 (Gorman).

[68]. Smith reb. pf. at 10-11. In fact, IBM's witness agreed that, absent a rate design change, a uniform percentage increase may be reasonable. Tr. 9/27/06 at 32-33 (Gorman).

[69]. Smith reb. pf. at 10.

[70]. Smith reb. pf. at 9-10.

[71]. IBM Brief at 10.

[72]. IBM Brief at 12.

[73]. GMP Reply Brief at 6-7.

[74]. Exh. GMP-AJK-3 at 3.

[75]. Kvedar reb. pf. at 6.

[76]. IBM Brief at 13-15.

[77]. Smith reb. pf. at 20.

[78]. We do not, however, rely upon GMP's argument that the Plan is fair because the Company would incur carrying costs. It is unlikely that this fact would have any impact on GMP's incentives or actions.

Attachment 1
PSB Order of
12/22/06

STATE OF VERMONT
PUBLIC SERVICE BOARD

Docket No. 7175

Tariff filing of Green Mountain Power Corporation)
requesting an 11.95% increase in its rates, effective)
May 29, 2006)

Docket No. 7176

Petition of Green Mountain Power Corporation)
for approval of an alternative-regulation plan)

MEMORANDUM OF UNDERSTANDING
BETWEEN THE VERMONT DEPARTMENT OF PUBLIC
SERVICE AND GREEN MOUNTAIN POWER CORPORATION

This Memorandum of Understanding (the "MOU") sets forth the agreements reached between the Vermont Department of Public Service (the "DPS") and Green Mountain Power Corporation (the "Company") (collectively, the "MOU Parties") concerning the appropriate level of retail rates and an Alternative Regulation Plan.

Background

1. On April 14, 2006, the Company filed a petition requesting an 11.95% rate increase, together with supporting documents, testimony and exhibits ("Rate Filing"), and a petition for approval of an Alternative Regulation Plan ("Initial Plan"), together with supporting documents, testimony and exhibits ("Plan Filing").

2. In response to the DPS recommendation, on May 22, 2006 the Public Service Board ("Board") issued an order suspending the effectiveness of the proposed rate increase, opening an investigation and scheduling a prehearing conference. On the same day, the Board also issued a notice of a prehearing conference in connection with the Plan Filing. On May 26, 2006, the Company filed corrections to its testimony and exhibits that identified a revised revenue requirement of 11.78%. After a prehearing conference was held on June 2, 2006, the Board issued a Prehearing Conference Memorandum on June 16, 2006 that established a schedule in both proceedings and granted intervenor status to Conservation Law Foundation ("CLF"), American Association of Retired Persons ("AARP") and International Business Machines Corporation ("IBM" and collectively, the "Intervenors").

3. Beginning on May 26, 2006 with the Company's filing of "prepackaged discovery," the DPS and the Intervenors engaged in formal and informal discovery and participated in workshops intended to provide additional information concerning the Plan Filing.

4. On July 21, 2006, the Company filed a revised Alternative Regulation Plan, identifying proposed changes to the Initial Plan, and on August 4, 2006, the Department filed its direct testimony and exhibits concerning the Rate Filing and Plan Filing.

5. The DPS and the Company have engaged in discussions with respect to the Rate Filing and Plan Filing.

6. Based on those discussions, the Parties have reached agreement that the Initial Plan should be revised as set forth herein and that revisions to the Company rates in the manner identified herein will result in just and reasonable rates.

Plan Filing

7. The MOU Parties agree that the Initial Plan should be revised as set forth in Attachment I, including Attachments 1-6 hereto ("Final Plan").

8. In connection with implementation of the Final Plan, the Company agrees to the following:
   a. The Company shall submit to the DPS by November 1, 2006 a proposal for documenting and reporting the six rate filings required under the plan including but not limited to power supply costs and capital expenditure plans and budgets in connection with base rate, power adjustor and earnings sharing adjustor changes, and will incorporate any revisions to its proposal thereafter proposed by the DPS or provide a detailed explanation for failing to do so. Any unresolved disputes will be submitted to the PSB for resolution.
   b. The Department shall retain, at the Company's expense and subject to the Company's reasonable consent, an independent third party with accounting and ratemaking expertise ("Third Party") to review each base rate filing under the Final Plan for (1) accuracy, (2) completeness, (3) compliance with traditional rate making and existing Board Orders regarding Cost of Service filings including the calculation of regulated earnings and (4) consistency with the Company's actual costs and with the Final Plan. The Third Party shall file a report with the Board and Department at the time the base rate filing is submitted to the Board.
   c. The Company shall submit within 30 days of Board approval of the Final Plan a sample of each type of filing to be made thereunder and the DPS shall provide any comments within 30 days thereafter. The Company agrees to consider in good faith any changes to the filing formats under the Final Plan in the future as the DPS deems to be reasonably necessary to complete an efficient and meaningful review of the filings due under this MOU. Any irresolvable issues shall be referred to the PSB for resolution.
   d. The Company will collaborate in good faith with the DPS its plans concerning customer information concerning the Final Plan, including Customer Service Representative training, and the timing and substance of customer communications.
   e. The Company shall collaborate in good faith with the DPS the development of tariffs providing for an annual, fixed unit price service to commence no later than November 1, 2007.
   f. The Company shall review its currently-effective Service Quality & Reliability Plan ("SQRP"), shall determine whether any changes are appropriate after good faith consideration of any changes proposed by the DPS to this proceeding and shall file any proposed changes, if any, by October 1, 2006.

9. By June 30, 2007, the Company and DPS agree to develop jointly criteria to be used by them in assessing the Final Plan's effectiveness at the end of its initial term.
   a. The criteria so developed shall be submitted to the Board for approval.
   b. Neither the Company nor DPS shall be bound to support termination or extension of the Final Plan beyond its initial term based solely on the criteria so developed.

Rate Filing

10. The MOU Parties agree that an increase in the Company's annual revenues of 9.09% from retail customers, and an allowed return on equity of 10.25%, effective with service rendered January 1, 2007 will result in just and reasonable rates if the Final Plan is approved by the Board in the form attached hereto by December 29, 2006. The MOU Parties further agree that an increase in the Company's annual revenues of 9.58% from retail customers, and an allowed return on equity of 10.75%, effective with service rendered January 1, 2007 will result in just and reasonable rates if the Final Plan is not approved by the Board in the form attached hereto by December 29, 2006. The MOU Parties further agree that in the event the Final Plan is approved by the Board in the form attached hereto after December 29, 2006, the 9.58% revenue increase shall be reduced to the 9.09% revenue increase, and the 10.75% allowed return on equity shall be reduced to 10.25%, effective on a bills rendered basis commencing with Cycle 01 of the first month following the date the Final Plan becomes effective pursuant to 30 V.S.A. § 218d(g).

11. The MOU Parties accept the cost of service, rate base, capital structure, cost of capital and Summary of Revenues at Existing and Proposed Rates as set forth in Attachment II for purposes of this MOU only.

12. The Company shall accrue an annual reserve of $315,000, to be used to offset the costs of any unscheduled outages relating to the Vermont Yankee nuclear plant. The Company will notify the Department and the Board when and if it becomes necessary to use the reserve.

Other Terms and Conditions

13. This MOU provides a final resolution of all issues in Docket Nos. 7175 and 7176, reflects a bottom-line settlement of all cost of service issues and shall be effective and binding on the MOU Parties only if the Board issues an order in this docket that is consistent in all respects with the terms of this MOU.

14. The MOU Parties agree that:
   a. this MOU and any order approving this MOU relates only to the MOU Parties and shall not be construed as having precedential or any other impact on proceedings involving other utilities;
   b. the MOU Parties have made compromises on specific issues to reach agreement on this MOU; and
   c. the MOU and any order approving this MOU shall not be construed by any party or tribunal as having precedential impact on any future proceedings involving the MOU Parties, except as necessary to ensure performance of this MOU or to enforce an order of the Board resulting from this MOU.

15. The MOU Parties agree that should the Board fail to approve the MOU in its entirety or in the event any modification or condition is made to this MOU by the Board, the parties' agreements set forth herein shall terminate, each MOU Party shall be placed in the position that it enjoyed in this proceeding before entering into the MOU and all negotiations and proceedings connected therewith shall be without prejudice to the rights of the MOU Parties.

Dated at Montpelier, Vermont this 22 day of August, 2006.

VERMONT DEPARTMENT OF PUBLIC SERVICE

By: /s/ Jim Porter
Jim Porter

Dated at Colchester, Vermont, this 22 day of August, 2006.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Donald J. Rendall, Jr.
Donald J. Rendall, Jr.

GREEN MOUNTAIN POWER CORPORATION

ALTERNATIVE REGULATION PLAN
Filed April 14, 2006

This Alternative Regulation Plan ("Plan") constitutes an alternative form of regulation under 30 V.S.A. § 218d. Upon approval by the Public Service Board ("Board"), the Plan and the attached tariff will govern the manner in which the electric rates of Green Mountain Power Corporation ("Company") will be regulated by the Board during the term of the Plan.

I.   TERM

The Plan shall take effect on February 1, 2007, pursuant to 30 V.S.A. §218d (f), (g). The Plan shall terminate on December 31, 2009; provided, however, that rates incorporating adjustments relating to the Power Adjustor and the Earnings Sharing Adjustor shall continue beyond the termination date, as provided in Section II D, below.

The Plan may be terminated, modified or extended upon request of the Company and the Department of Public Service ("Department") and approval by the Board. No later than March 31, 2009, the Company shall file with the Board and Department its intentions regarding a successor plan or plan extension, if any.

II. RATE ADJUSTMENTS
No rate adjustment other than described herein will be effective before January 1, 2010.

A. BASE RATE ADJUSTMENTS

The Company's base rates will be subject to revision effective on a bills-rendered basis commencing with Cycle 01 January 2008 and 2009, if supported by cost of service information filed by November 1 of the preceding year. The cost of service filing shall be calculated in a manner consistent with the traditional Vermont rate making principles (*i.e.,* exclude the Company's disallowed costs and results of unregulated operations (but business services included in cost of service)) and consistent with the provisions of this Plan.

The methodology to be used to forecast loads and revenues ("Forecast Methodology") is attached in Attachment 1. Any change in base rates shall be implemented by a uniform percentage change in each rate element for each rate class, except it shall not apply to rates that are not subject to generally-applicable tariff changes (for instance energy portion of Voluntary Renewables Service Rider, Curtailable Rider Buy-Through Rate, Special Charges Tariff) ("Exempt Charges"). Any rate change shall not produce anticipated revenue increases associated with nonpower costs that exceed $1.25 million (2008) and $1.5 million (2009), except that the cap may be exceeded to reflect the impact of Exogenous Changes and of any change in the Board-approved rate of return on equity. The return on equity component shall be adjusted by a percentage amount equal to 50% of the difference between the average ten-year Treasury note yield to maturity (a) as of the last twenty trading days prior to October 15 before the filing, and (b) the later of the last twenty trading days prior to October 15 of the previous year or the last twenty trading days prior to the last day of evidentiary hearings in the rate proceeding relating to the Company's April 14, 2006 rate filing.

Exogenous Changes shall consist of cost or revenue changes relating to the following, to the extent the aggregate amount in any year exceeds $600,000 (the floor does not apply to subsequent year impacts of recurring cost or revenue changes):
1.   Changes in tax laws that impact the Company.
2.   Changes in Generally Accepted Accounting Principles.
3.   Any Federal Energy Regulatory Commission or New England Independent System Operator rule changes affecting the Company.
4.   Other regulatory, judicial or legislative changes affecting the Company.
5.   Loss of load not pertaining to weather.
6.   Major unplanned maintenance costs or investments, such as those incurred due to storm-related maintenance and major repairs to Company-owned power plants.

The Company shall provide individual customer notice through normal bill mailings of any November 1 base rate filing. In addition, the Company shall provide copies of each November 1 base rate filing to all entities that were parties in Docket 7176. The filing also is subject to Board suspension and review, pursuant to 30 V.S.A. §§ 225, 226, 227. Any Board decision in the proceeding resulting from Board's suspension shall be based on contested case procedures and shall be issued on or before April 30 of the year following the applicable November 1 base rate filing. This deadline shall not apply to any investigation relating to the Company's existing rates described in Section IV (3).

B. EARNINGS SHARING ADJUSTOR

The Company's rates will be subject to an Earnings Sharing Adjustor effective on a bills-rendered basis commencing with Cycle 01 April, 2008 and 2009. On or before February 15, 2008, 2009 and 2010, the Company shall file with the Board and Department its Actual Earnings for the preceding calendar year, the proposed Earnings Sharing Adjustor calculation, the proposed Earnings Sharing Adjustor and supporting information. Actual Earnings will be calculated on a regulatory basis based on the same methodology as the earnings cap calculation reflected in the Board's Order in Docket Nos. 6946/6988 (*i.e.,* exclude the Company's disallowed costs and results of unregulated operations (but business services included in cost of service)). Actual Earnings shall include the earnings impact of any variance within the Power Adjustor Efficiency Band. The Variance Amount (as defined below) shall be deferred and amortized during the Earnings Sharing Adjustor period in an amount equal to the then-current year Earnings Sharing Adjustor amounts actually collected or refunded.

The Earnings Sharing Adjustor shall be calculated as follows:
1. Calculation of Variance Amount
    i.   If Actual Earnings reflect a rate of return on equity that is within a range equal to 75 basis points below and 75 basis points above the Board-approved rate of return on equity (including any changes in the rate of return on equity contained in base rates for 2008 or 2009) ("Earnings Sharing Band"), there will be no Earnings Sharing Adjustor;
    ii.   If Actual Earnings reflect a rate of return on equity that is below the Earnings Sharing Band, a positive Earnings Sharing Adjustor will reflect (i) the revenue impact of a 50/50 sharing of the lower earnings, down to a level equal to 50 basis points below the Earnings Sharing Adjustor Band ("Lower Bound"), and also (ii) the entire revenue impact of the extent to which Actual Earnings reflect a rate of return on equity that is below the Lower Bound; and
    iii.   If Actual Earnings reflect a rate of return on equity that is above the Earnings Sharing Band, a negative Earnings Sharing Adjustor reflecting the entire revenue impact of the extent to which Actual Earnings reflect a rate of return on equity that is above the Earnings Sharing Band.

2.   Calculation of Earnings Sharing Adjustor
The Earnings Sharing Adjustor shall be a positive or negative fraction equal to (1) the dollar variance derived in Section II.B.1 above, divided by (2) projected revenues (including Power Adjustor revenues) from Company charges during the twelve month period in which the Earnings Sharing Adjustor is to be collected, based on the Forecast Methodology. The Earnings Sharing Adjustor fraction shall be applied to each rate element for each rate class other than Exempt Charges. Over/undercollections of the Earnings Sharing Adjustor, due to a variance between projected and actual revenues, shall be deferred and included in the next base rate adjustment.
A sample calculation is attached as Attachment 2.

The Company shall provide individual customer notice through normal bill mailings of the Earnings Sharing Adjustor in the March billing cycle. The Earnings Sharing Adjustor is not subject to Board suspension, but the Board may open an investigation and to the extent it finds, after notice and hearing, that the calculation was inaccurate or reflected costs inappropriate for inclusion in rates, it may require a modification of the associated Earnings Sharing Adjustor to the extent necessary to correct the deficiencies.

C. POWER ADJUSTOR

The Company's rates will be subject to a Power Adjustor effective on a bills-rendered basis commencing with Cycle 01 in the first month of each calendar quarter (e.g. January, April, July, October). Within 45 days after the end of each quarter ("Measurement Quarter") beginning May 15, 2007, the Company shall file with the Board and Department, (1) the Company's actual power costs (calculated in a manner consistent with the principles underlying the annual cost of service filings described in the Docket 6545 GMP-DPS Memorandum of Understanding dated July 11, 2003 ("MOU") ¶ 11, and reflecting the provisions set forth below), (2) the variance between the actual power costs and the power costs included in the Company's rates for the quarter immediately preceding the Collection Quarter, (3) the proposed Power Adjustor to take effect during the second quarter succeeding the Measurement Quarter ("Collection Quarter") and (4) supporting information.

The Power Adjustor shall reflect a positive or negative rate adjustment equal to the following:

a. Calculation of Quarterly Variance Amount:

   i. Component A, which includes the dollar amount of any variation between (1) actual Committed Costs for the Measurement Quarter and (2) the Committed Costs included in the cost of service underlying the Company's base rates for the corresponding quarter;
      plus
      Ninety percent (90%) of Component B, which includes the amount, if any, by which (1) the dollar amount of any variation between (a) actual total Open Position Costs for the Measurement Quarter and (b) total Open Position Costs included in the cost of service underlying the Company's base rates for the corresponding quarter, and adjusted for any change in retail mWh sales by multiplying such change times the amount/kWh of power costs included in base rates, exceeds (2) $300,000 ("Power Efficiency Band").

   ii. Committed Costs consist of demand charges, transmission costs and ancillary charges (net of interchange (resales). Open Position Costs consist of all other power costs (net of interchange (resales). A list of the Company's current Committed Costs and Open Position Costs is attached as Attachment 3.

b. Calculation of Power Adjustor:

   i. The Power Adjustor shall be a uniform positive or negative adjustment per kWh equal to (1) the Quarterly Variance Amount divided by (2) projected MWh sales during the Collection Quarter based on the Forecast Methodology; provided that if the calculated Power Adjustor charge or credit is greater than $10/mWh, the charge or credit shall be set at the cap and the difference deferred and reflected in next succeeding Power Adjustor.

   ii. Over/undercollections of the Power Adjustor, due to a variance between projected and actual mWh sales, shall be deferred and included in the next base rate adjustment, except that deferrals relating to periods beginning after October 1, 2009 will be included in the following Earnings Sharing Adjustor.
   A sample calculation is attached as Attachment 4.

c. The Quarterly Variance Amount shall be calculated based on the same methodology used for the Earnings Sharing Adjustor and shall be applied to each rate element for each rate class other than Exempt Charges and rate elements not subject to a kWh charge. For accounting purposes, the Quarterly Variance Amount for the Measurement Quarter shall be deferred and amortized in the Collection Quarter in an amount equal to the revenue increases or decreases that recover or repay the amortized amount.

d. The Company shall provide individual customer notice through normal bill mailings of the Power Adjustor in the billing cycle for the month immediately preceding implementation. The Power Adjustor is not subject to Board suspension, but the Board may open an investigation and to the extent it finds, after notice and hearing, that the calculation was inaccurate or reflected costs inappropriate for inclusion in rates, it may require a modification of the associated Power Adjustor to the extent necessary to correct the deficiencies. The Company shall maintain separate accounts for Component A and Component B costs.

D. RESIDUAL ADJUSTMENTS

The Power Adjustor shall continue through the last billing cycle in June, 2010, and the Earnings Sharing Adjustor shall continue through the last billing cycle in March, 2011. Any uncollected balance remaining after the adjustors are terminated shall be deferred and addressed in a future rate case.

III. OTHER PLAN COMPONENTS
1. SERVICE QUALITY

The Company's existing Service Quality & Reliability Plan, attached as Attachment 5, is hereby incorporated into and made a part of this Plan.

2. LOW INCOME

The Company shall contribute 10% of Earnings Sharing Band earnings in excess of the Board-approved rate of return on equity to the Company's Power Partners program. In addition, the Company shall match contributions by its customers to the Company's Warmth Program, and the amount of the Company's match shall not be included in rates.

3. RENEWABLES

The Company shall continue its existing efforts to promote Vermont-based renewable energy, including its Voluntary Renewable Support Rider, and 2004 and 2005 Renewables Support Plans.

4. SERVICE CHOICES

The Company shall continue its existing efforts to expand service choices, including the load management tariffs approved by the Board in Docket No. 6958. The Company shall also complete the actions required by the Board in that docket, including the filing of a report relating to potential control of small loads (due October 21, 2006) and an evaluation of alternative rate designs, including real-time pricing, as part of its next Integrated Resource Plan.

The Company will introduce, within 180 days of approval, a plan to provide large commercial and industrial customers an option to participate in the procurement of power supply to meet individual customer leads ("virtual choice").

5. PLAN EVALUATION

Not later that June 30, 2008 and June 30, 2009, the Company shall file a report with the Board and Department evaluating the effectiveness of the Plan's performance in achieving the goals of 30 V.S.A. § 218d. In advance of filing the reports, the Company shall confer with the Department with respect to the measurement criteria to be used in the reports.

IV. MISCELLANEOUS
1. During the term of the Plan, the application of 30 V.S.A. §§ 218(a), 225, 226, 227 and 229 to GMP shall be modified by the provisions of the Plan and the Board order approving the Plan.
2. Tariffs incorporating the substantive provisions of the Plan are attached hereto as Attachment 6.
3. The Company shall describe the Plan in a separate mailing at least one month prior the first rate adjustment under the Plan and shall work with the Department in the development of customer communications and materials to be provided to customers.
4. Nothing in the Plan will be interpreted as preventing the Department from requesting a Board investigation into the Company's rates or the Board from undertaking such an investigation. The retroactive effect of any such investigation, and of any investigation pursuant to Sections II(B)(2), (C)(d), shall be consistent with 30 V.S.A. § 227(b).

GREEN MOUNTAIN POWER CORPORATION
ALTERNATIVE REGULATION PLAN
LOAD FORECAST METHODOLOGY

The Alternative Regulation Plan Load Forecast incorporates the Company's Annual Customer, Sales and Revenue Forecast ("Annual Forecast") provided in December of each year in connection with the annual budget approved by the board of directors. The Company uses the services of Itron, Inc., an outside consultant with expertise in the field of energy forecasting, to assist in developing each year's Annual Forecast. Itron also implements an hourly load forecasting application, which the Company uses daily to forecast short-term system loads.

The Annual Forecast incorporates projections of (1) number of customers, (2) sales, and (3) revenues. Each of these is addressed in turn.

1. Number of Customers. Customer Forecasts are generated within a linear regression framework that relates class-level customer data to economic drivers. For the Residential class, the major economic driver in the model is a forecast of the number of households in the region. For the non-Residential non-Time of Use ("TOU") class, the primary economic driver is regional non-manufacturing employment. The forecast for the TOU customers is driven primarily by the total employment in the region.

2. Sales. The sales forecast is based on statistical models that relate specific end-use categories (*e.g.,* residential electric heating, residential water-heating, residential non-heating, etc.) to weather, economics, saturation/efficiencies of various end-uses, and trends in electric prices. Monthly forecast values are calculated on a billing-month basis. Cycle-weighted heating and cooling degrees day values are developed based on the meter-reading schedule, in order to align the weather data with the billing cycle. The models incorporate various forecasted economic data, including household income, people-per-household, and non-manufacturing output, based in large part on various third-party sources. Inputs concerning energy usage patterns is based on Energy Information Administration ("EIA") data, macroeconomic data is obtained from Economy.com and Weatherbank.com provides climate information for the Company's service area.

3. Revenues. The revenue projection is based on a reconciliation of the sales to the Company's billing protocol. In particular, the forecast aggregates billed-month sales and prior-month unbilled sales to convert the Company's billing cycles, which drive revenues, to the calendar month, on which the sales information is based. After reconciliation, revenues are calculated by multiplying the consumption units (mWh, number of customers, kW, etc) by the appropriate tariff to determine the monthly amount of revenue that the Company will recognize for the upcoming year.

The Company reviews the sales, customer, and revenue forecast, and makes adjustments where warranted. The final results are used for the budget, for financial forecasts and for developing expected power supply requirements.